SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Summary of 3rd Quarter Business Report — Amended

2

7.	Related Party Transactions		27

	7.1.	Transactions with the Largest Shareholders or Affiliates	27

	7.2.	Transactions with Other than the Largest Shareholders or Affiliates	28

Exhibit 99.1_ Kookmin Bank Non-Consolidated Interim Financial Statements September 30, 2004 and 2003.

3

Summary of 3rd Quarter Business Report — Amended

On November 15, 2004, Kookmin Bank filed its business report for the third quarter of 2004 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

4

1.	Introduction to the Bank

1.1.	Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Non-Banking Financing Act, and

•	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2.	History

•	November 1, 2001 Incorporated and listed on the New York Stock Exchange

•	November 9, 2001 Listed on the Korea Stock Exchange

•	September 23, 2002 Integrated two brand operations onto a single information technology platform

•	December 4, 2002 Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

•	May 30, 2003 Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Service

•	September 30, 2003 Completed small-scale merger with Kookmin Credit Card

•	December 16, 2003 Completed strategic investment in Bank Internasional Indonesia (BII) through the Consortium of Sorak Financial Holdings, of which we hold 25% stake

•	December 19, 2003 Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004 Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

5

1.3.	Capital Structure

1.3.1.	Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of September 30, 2004, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2.	Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of September 30, 2004.

(Unit: in thousands of Won unless otherwise indicated)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252
3rd quarter, 2004	Disposition due to exercise of stock option by grantees	592	26,197	44,252

Total	-	29,929,583	1,324,460,201	—

6

1.3.3.	Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of September 30, 2004.

( Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jung Tae Kim	Chairman, President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	390,000	10,000
27-Feb-99	Choul Ju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seung Dong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Young Jo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seok II Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hong Shik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bong Hwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sun Joo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Je Hyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Ho Gi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce G. Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	1,100	5,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Ju Hyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Heung Hoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woon Youl Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	4,909	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	24,154	43,129
24-Mar-01	Young II Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	10,216	6,275
18-Mar-00	Sang Hoon Kim	Chairman & CEO	19-Mar-03	18-Mar-05	23,469	41,460	1,300	40,160
18-Mar-00	Jong Min Lee	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	14,807	0
18-Mar-00	Se Jong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ji Hong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyung Jin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Ik Rae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bock Woan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

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Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	5,845	6,000
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sang Hoon Kim	Chairman & CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jong Min Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyung Jin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Chang Ki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoon Ok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ji Han Koo & 46 others	Employees	16-Mar-04	15-Mar-09	28,027	47,381	9,697	37,684
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09		500,000	0	500,000
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	A1	150,000	0	150,000
22-Mar-02	Choul Ju Lee	Auditor & Executive Director	23-Mar-05	22-Mar-10		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	B2	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	148,810	0	148,810
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000
21-Mar-03	Sung Nam Lee	Auditor&Executive Director	22-Mar-06	21-Mar-11	42,500	30,000	0	30,000

[1].	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.

[2].	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

8

Grant Date	Name of the grantee	Position when granted	Exercise Period		Exercise price	Number of granted options	Number of exercised options	Number of exercisable options
			From	To
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11	C1	10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	7,024	0	7,024
21-Mar-03	Won Suk Oh & 6 others	Employees	22-Mar-06	21-Mar-11	35,500	90,000	0	90,000
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	D2	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
09-Feb-04	Young II Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	50,000	0	50,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	E3	5.000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000

Total						2,628,859	718,431	1,910,428

[1]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

[2]	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The increase rate of Comparative Industry Index = (B-A)/A

A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5.

[3]	Exercise price = 47,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

9

1.4.	Employee Stock Ownership Association

	Beginning balance	Increase	Decrease	Ending Balance (September 30, 2004)	Remarks
Registered common stock	983,137	968,427	418	1,951,146	—

Total	983,137	968,427	418	1,951,146	—

1.5.	Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution not to pay dividend for the fiscal year of 2003, and shareholders of Kookmin Bank approved of no dividend payout for the year at the general shareholders’ meeting held on March 23, 2004

(Units: in millions of Won unless indicated otherwise)

	2003[6]	2002		2001
Net (loss) income for the period	(930,356)	1,310,291		740,565
Basic (loss) earnings per share (Won)	(2,854)	4,123	[1]	3,706
Maximum amount available for dividend	—	1,192,643	[2]	604,984
Total dividend amount	—	325,232		119,866
Dividend payout ratio (%)	—	24.82[3]		16.19
Cash dividend per common share (Won)	—	1,000		100
Stock dividend per common share (%)	—	—		6
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	2.38[4]		0.80
Net asset value per common share (Won)	25,094	30,614[5]		29,742
Ordinary income per common share (Won)	(2,854)	4,123		3,706

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares).

2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won).

3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).

4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)

5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

6.	Revised due to the restated numbers for 2003.

10

2.	Business

2.1.	Sources and Uses of Fund

2.1.1.	Sources of Fund

(Unit: in millions of Won)

		September 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	118,669,528	3.33	117,045,837	3.69	113,157,719	4.21
	Certificate of deposit	5,995,904	4.13	4,068,327	4.45	2,119,900	4.82
	Borrowings	3,104,909	3.51	3,625,926	3.89	4,568,873	4.45
	Call money	1,280,689	3.60	1,315,639	3.93	1,039,249	4.02
	Other	22,727,921	5.70	23,311,299	5.91	14,254,281	6.70

Subtotal		151,778,951	3.73	149,367,028	4.06	135,140,022	4.49

Foreign currency	Deposits	1,740,081	0.59	1,276,952	0.84	1,096,544	1.28
	Borrowings	2,918,996	0.88	3,462,883	1.01	2,269,774	2.45
	Call money	154,650	1.29	150,609	1.07	293,151	1.65
	Finance debentures issued	848,146	2.21	773,840	2.11	1,071,848	3.57
	Other	38,076	—	26,491	—	23,087	—

Subtotal		5,699,949	1.00	5,690,775	1.12	4,754,404	2.67

Other	Total Shareholders Equity	9,814,323	—	12,053,112	—	14,586,550	—
	Allowances	450,315	—	98,422	—	63,039	—
	Other	12,538,728	—	9,509,283	—	3,717,379	—

Subtotal		22,803,366	—	21,660,817	—	18,366,968	—

Total		180,282,266	3.17	176,718,620	3.47	158,261,394	3.92

11

2.1.2.	Uses of Fund

(Unit: in millions of Won)

		September 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate(%)
Won currency	Due from banks	166,312	0.90	165,358	1.37	1,041,865	4.62
	Securities	23,422,326	5.24	30,069,922	7.26	30,180,305	6.32
	Loans	125,670,926	6.69	121,725,298	7.10	105,188,481	7.79
	Advances for customers	80,535	1.70	96,547	5.79	91,583	4.35
	Call loan	1,615,778	3.86	685,953	3.92	736,571	4.36
	Private placement corporate bonds	1,356,100	6.61	1,287,623	10.26	1,631,524	7.32
	Credit card accounts	9,953,873	10.51	6,698,954	10.44	5,719,359	10.25
	Other	193,301	—	298,858	—	374,718	—
	Allowance for credit losses (-)	3,245,929	—	1,823,976	—	1,437,960	—

Subtotal		159,213,222	6.88	159,204,537	7.41	143,526,446	7.66

Foreign currency	Due from banks	646,560	1.22	612,862	1.33	253,390	1.35
	Securities	1,264,858	3.11	1,269,538	5.23	1,302,214	7.97
	Loans	2,690,849	3.96	2,785,091	3.11	3,216,042	3.39
	Call loan	104,418	1.32	84,803	1.28	188,465	1.98
	Bills bought	1,889,254	1.74	1,983,368	1.83	835,356	4.71
	Other	5,747	—	12,391	—	15,739	—
	Allowance for credit losses (-)	78,167	—	132,105	—	267,194	—

Subtotal		6,523,519	2.90	6,615,948	3.03	5,544,012	4.95

Other	Cash	963,117	—	968,815	—	914,639	—
	Fixed assets held for business	3,077,292	—	3,210,463	—	3,126,812	—
	Other	10,505,116	—	6,718,857	—	5,149,485	—

Subtotal		14,545,525	—	10,898,135	—	9,190,936	—

Total		180,282,266	6.18	176,718,620	6.79	158,261,394	7.12

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2.2.	Principal Banking Activities

2.2.1.	Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		September 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	12,972,860	14,678,724	12,192,971	14,110,288	10,654,651	12,987,742
	Time & savings deposits	97,253,060	94,180,300	96,668,084	97,616,747	93,347,999	93,630,423
	Mutual installment deposits	6,774,587	6,536,462	6,958,043	7,054,752	8,058,664	7,491,115
	Mutual installment for housing	5,489,175	5,393,721	5,161,535	5,423,853	4,463,601	4,872,637
	Certificates of deposits	5,995,904	7,174,805	4,068,327	6,499,258	2,119,900	3,044,089

Subtotal		128,485,586	127,964,012	125,048,960	130,704,898	118,644,815	122,026,006

Deposits in foreign currency		1,728,955	2,143,016	1,276,952	1,475,374	1,096,544	1,083,647

Trust deposits	Money trust	7,902,487	7,343,177	13,064,749	10,278,357	17,214,936	15,356,285
	Property trust	17,399,801	13,795,274	24,512,746	21,453,761	16,783,690	26,852,684

Subtotal		25,302,288	21,138,451	37,577,495	31,732,118	33,998,626	42,208,969

Total		155,516,829	151,245,479	163,903,407	163,912,390	153,739,985	165,318,622

2.2.2.	Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2004	December 31, 2003	December 31, 2002
Deposits	125,194	119,593	121,137
Deposits in Won	123,877	118,756	120,336

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2.2.3.	Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2004	December 31, 2003	December 31, 2002
Deposits	7,261	7,487	7,256
Deposits in Won	7,184	7,434	7,208

2.2.4.	Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	125,662,499	125,248,264	121,705,493	123,715,244	105,117,047	116,441,303
Loans in foreign currency	4,009,154	4,190,860	4,160,185	4,019,929	3,228,857	4,417,176
Advances to customers	83,991	41,276	107,091	89,665	106,380	52,430

Subtotal	129,755,644	129,480,400	125,972,769	127,824,838	108,452,284	120,910,909

Trust account loans	448,154	410,131	531,500	489,788	789,614	575,412

Total	130,203,798	129,890,531	126,504,269	128,314,626	109,241,898	121,486,321

2.2.5.	Loan Balances as of September 30, 2004 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~ less than 3 years	More than 3 years less than 5 years	More than 5 years	Total
Loans in Won	71,521,331	36,161,354	5,904,573	11,661,006	125,248,264
Loans in foreign currencies	2,961,764	435,340	174,105	619,650	4,190,859

14

2.2.6.	Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		September 30, 2004	December 31, 2003	December 31, 2002
Loans to enterprise	Loans for operations	34,075,319	35,351,506	35,369,066
	Loans for facility	6,493,261	6,631,703	5,963,631
Loans to households		42,908,316	42,884,305	40,477,483
Loans to public sector & others	Loans for operations	718,260	526,227	738,632
	Loans for facility	37,877	42,473	39,414
Loans on property formation savings		11,618	62,963	95,252
Loans for housing		40,992,919	38,199,290	33,731,435
Inter-bank loans		7,541	12,815	20,941
Others		3,153	3,962	5,449

Total		125,248,264	123,715,244	116,441,303

2.2.7.	Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won,%)

	September 30, 2004	December 31, 2003	December 31, 2002
Loans[1] (A)	125,662,499	121,705,493	105,117,146
Deposits[2] (B)	128,485,586	125,048,960	118,644,815
Loan to deposit ratio (A/B)	97.80	97.33	88.60

2.2.8.	Acceptances and Guarantees

(Unit: in millions of Won)

	September 30, 2004	December 31, 2003	December 31, 2002
Determined	808,213	800,297	1,031,698
Contingent	1,769,320	1,281,518	1,306,878

Total	2,577,533	2,081,815	2,338,576

[1].	Average balance of loans in each indicated date.

[2].	Average balance of deposits in each indicated date. The balances include certificate of deposits.

15

2.2.9.	Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		September 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	6,446,411	6,970,851	4,343,978	5,540,598	2,834,534	3,269,269
	Government and public bonds	4,745,473	4,108,714	5,630,422	5,885,595	4,272,946	5,252,321
	Debentures	5,891,773	5,509,267	11,028,217	7,149,089	13,154,258	12,378,717
	Stocks	985,490	1,163,640	1,380,254	877,013	2,146,149	1,661,682
	Others	5,353,179	5,771,330	7,687,051	7,299,404	7,809,012	7,162,134

Subtotal		23,422,326	23,523,802	30,069,922	26,751,699	30,216,899	29,724,123

Securities in Won (Trust account)	Monetary stabilization bonds	1,265,329	1,158,258	984,380	878,077	1,309,515	583,379
	Government and public bonds	894,168	1,102,575	1,182,165	1,252,419	2,023,503	1,323,195
	Debentures	2,406,206	2,229,302	5,876,064	4,080,362	8,035,960	7,600,794
	Stocks	577,753	516,662	763,277	592,379	904,921	924,514
	Others	2,041,940	2,342,921	3,208,160	2,106,262	3,945,649	3,821,884
Securities in foreign currency (Trust Account)		712,602	625,830	868,819	767,675	559,964	747,253
Subtotal		7,897,998	7,975,548	12,882,865	9,677,174	16,779,512	15,001,019
Securities in foreign currency (Banking account)	Foreign securities	946,425	864,758	1,066,595	992,408	945,199	960,749
	Off-shore foreign securities	316,468	306,220	306,376	355,737	320,423	255,878

Subtotal		1,262,893	1,170,978	1,372,971	1,350,145	1,265,622	1,216,627

Total		32,583,217	32,670,328	44,325,758	37,779,018	48,262,033	45,941,769

2.2.10.	Trust Account

(Unit: in millions of Won)

	September 30, 2004		December 31, 2003		December 31, 2002
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	379	7,338	559	45,682	1,528	59,530
Performance trust	25,301,909	73,133	37,576,936	186,851	33,997,098	241,444

Total	25,302,288	80,471	37,577,495	232,533	33,998,626	300,974

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2.2.11.	Credit Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		September 30, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)	Corporate	183,332	147,813	153,425
	Individual	11,603,509	10,990,703	11,638,968
Number of merchants		1,496,350	1,528,872	1,589,015
Profit	Sales[1]	48,218,328	92,535,500	111,076,680
	Fee revenue	1,579,308	4,012,017	3,482,289

2.3.	Branch Networks

As of September 30, 2004, we had 1,079 branches and 41 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 42.1% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China.

[1].	Includes credit card receivables and cash advances.

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2.4.	Other Information for Investment Decision

2.4.1.	BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	September 30, 2004	December 31, 2003	December 31, 2002
Risk-adjusted capital (A)	13,060,502	12,499,542	14,439,313
Risk-weighted assets (B)	125,171,799	127,370,180	138,703,021
BIS ratios (A/B)	10.43[1]	9.81[2]	10.41

2.4.2.	Non-Performing Loans[3]

(Units: in millions of Won unless indicated otherwise)

	September 30, 2004		December 31, 2003		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
4,069,767	2.91%	4,202,254	2.99%	-132,487	-0.08%p

2.4.3.	Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		September 30, 2004	December 31, 2003	December 31, 2002
Loan losses allowance	Loans in Won	2,669,206	2,271,198	1,905,065
	Loans in foreign currencies	52,042	68,045	103,838
	Credit card	795,035	1,187,616	284,491
	Others	86,323	163,482	85,302

	Total	3,602,606	3,690,341	2,378,696

Write-offs for the period		1,990,462	4,509,979	1,527,311

[1]	Tentative ratio.

[2]	Revised due to the restated numbers for 2003.

[3]	Non-performing loans are defined as those loans that are past due for more than 90 days or those that do not accrue interest according to the Financial Supervisory Service’s guidelines.

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2.4.4.	Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	September 30, 2004[1]	December 31, 2003	December 31, 2002
Beginning balance	3,905,342	2,378,696	2,271,179
Net Write-Off(-)	2,548,434	2,728,891	1,485,962
Write-Off	1,990,462	4,509,979	1,527,311
Recovery	178,899	767,718	269,533
Other	(736,871)	1,013,370	228,184
Provision for loan losses	2,245,698	4,040,536	1,593,479

Ending balance	3,602,606	3,690,341	2,378,696

[1]	Due to the reclassification of credit card subordinated beneficiary certificates (held as available-for-sales) into credit card receivables, the related provision for loan loss of 192,221 million won was added to the beginning balance of provision for loan losses. And according to the Statements of Korean Financial Accounting Standards No. 13, the prior year present value discount of 22,780 million won was also added to the beginning balance of provision for loan losses.

19

3.	Financial Information

3.1.	Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	September 30, 2004	December 31, 2003[1]
Cash and due from banks	8,508,411	6,526,345
Securities	24,703,466	26,908,462
Loans	142,047,025	141,143,674
Fixed assets	2,827,777	3,019,556
Other assets	8,176,381	6,547,547
Total assets	186,263,060	184,145,584
Deposits	130,107,028	132,180,272
Borrowings	10,663,592	10,902,800
Debentures	21,436,144	19,192,581
Other liabilities	14,976,352	13,632,425
Total liabilities	177,183,116	175,908,078
Common stocks	1,681,896	1,681,896
Capital surplus	6,230,738	6,230,738
Retained earnings	2,169,192	1,485,111
Capital adjustments	(1,001,882)	(1,160,239)
Total shareholders’ equity	9,079,944	8,237,506
Liabilities and Shareholders’ Equity	186,263,060	184,145,584
Operating revenue	13,866,345	15,556,986
Operating income	1,858,003	(137,073)
Continuing (loss) income before income taxes	1,001,708	(1,386,760)

Net (loss) income	682,509	(930,356)

[1]	Revised due to the restated number for 2003.

3.2.	Other Financial Information

See attached Kookmin Bank Non-Consolidated Interim Report by our independent auditors. The Report is also available at our website www.kbstar.com.

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4.	Independent Accountant Fees and Services

4.1.	Audit & Review Fees

Our financial statements for the third quarter of 2004 have been reviewed by Samil Accounting Corporation, a Korean member firm of PRICEWATERHOUSECOOPERS. The aggregate contract fee for the audit and review fees for the fiscal year 2004 is 1,200 million Won.

4.2.	Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year		Service description	Amount of payment
2004		—		—
2003	-	US GAAP conversion for 2003	US$	3,950 thousand
	-	US GAAP conversion for 2002	US$	3,800 thousand
	-	Due Diligence on Kookmin Credit Card		250
	-	SEC Filing regarding the proposed merger with Kookmin Credit Card	US$	30 thousand
2002	-	Project for improving the accounting process		690
	-	Advisory service for the conversion process in US GAAP		1,450

21

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2.	Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

22

5.3.	Compensation to Directors

For the 9 months period ended September 30, 2004, the aggregate of the remuneration paid by us to the President & CEO and our other executive directors and 2) our non-executive directors was 2,621 million Won, 475 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors	2,621	8,000	524
2) Non Executive Directors	475		32

Total	3,096	8,000	155

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4.	Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.5.	Share Ownership

The following table presents information regarding the selected major ownership of our shares as of September 30, 2004, the latest record date.

(Unit: Shares,        %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[1]	46,744,257	13.90
Kookmin Bank[2]	29,929,583	8.90
ING Bank N.V.	13,650,001	4.06

[1]	Depositary of ADRs.

[2]	Treasury shares with no voting rights.

23

5.6.	Affiliated Companies

5.6.1.	List of Affiliates[1]

As of September 30, 2004, we have following affiliates.

•	KB Investment Co., Ltd.

•	KB Asset Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	KB Data Systems Corporation

•	KB Futures Co., Ltd.

•	KB Life Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

•	Sorak Financial Holdings

5.6.2.	Operating Results of Affiliates

(Unit: in millions of Won)

Company name	Operating results
	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2003	95,555	18,194	77,361	19,227	5,300
KB Asset Management	March 31, 2004	61,432	4,113	57,319	24,401	9,711
KB Real Estate Trust	December 31, 2003	257,724	159,595	98,129	56,613	10,402
KB Credit Information	December 31, 2003	25,177	7,385	17,792	43,717	3,841
KB Data Systems Corp.	December 31, 2003	17,898	3,244	14,654	37,389	1,035
KB Futures	March 31, 2004	35,791	9,973	25,818	8,691	1,056
KB Life[2]	September 30, 2004	137,699	115,539	22,160	31,023	(8,341)
ING Life Korea	March 31, 2004	3,461,826	3,228,415	233,411	1,865,503	103,088
Kookmin Bank Luxemburg	June 30, 2004	7,592	3,057	4,535	1,026	6
Kookmin Bank International (London)	September 30, 2004	320,376	264,695	55,681	11,078	555
Kookmin Finance HK	September 30, 2004	409,226	338,992	70,234	9,274	7,313
Sorak Financial Holdings	September 30, 2004	332,032	9,423	322,609	—	(43)

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures.

[2]	Since its establishment (i.e. April 29, 2004 ~ September 30, 2004)

24

6.	Directors, Senior Management and Employees

As of September 30, 2004, our board of directors, which consists of 3 executive directors and 11 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1.	Executive Directors

Our 3 executive directors consist of the President & CEO and two executive vice presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Jung Tae Kim	08/15/1947	President & CEO	126,581
Seong Kyu Lee	10/25/1959	Executive Director & EVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

6.2.	Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of September 30, 2004, 11 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Moon Soul Chung	03/07/1938	Non-Executive Director	5,221
Richard Elliott Lint	01/04/1946	Non-Executive Director	1,110
Sun Jin Kim	06/08/1942	Non-Executive Director	4,065
Dong Soo Chung	09/24/1945	Non-Executive Director	1,010
Kyung Hee Yoon	01/05/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	1,540
Bernard S. Black	11/13/1953	Non-Executive Director	1,110
Ki Hong Kim	01/10/1957	Non-Executive Director	1,660
Woon Youl Choi	04/02/1950	Non-Executive Director	9,379
Wang Ha Cho	09/18/1953	Non-Executive Director	661
Young Soon Cheon	02/01/1961	Non-Executive Director	590

25

6.3.	Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 7 executive officers as of September 30, 2004.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	10/13/1955	Senior Executive Vice President	3,300
Jeung Lak Lee	06/13/1958	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Il Kim	07/06/1953	Senior Executive Vice President	3,327
Ki Sup Shin	10/29/1955	Senior Executive Vice President	280

6.4.	Compensation to Directors and Senior Management

The total compensation to both directors and senior management for the three quarters of 2004, excluding grant of stock options, is 6,143,123,785 Won, and the average compensation amount per person is 180,680,111 Won. During the nine months, we had 20 directors and 14 executive vice presidents.

6.5.	Employees

The following table shows the breakdown of our employees as of September 30, 2004.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for Three Quarters of 2004	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	14,080	1,223	15,303	16.40	613,382	4.5
Female	4,931	7,764	12,695	13.68	320,616	2.8
Total	19,011	8,987	27,998	15.69	933,998	3.7

26

7.	Related Party Transactions

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1.	Transactions with the Largest Shareholders or Affiliates

7.1.1.	Investments in Affiliates[1]

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2004)	Increase	Decrease	Ending Balance (September 30, 2004)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	44,708	—	—	44,708
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	4,154	4,154	—	—	4,154
KB Life	Affiliate	Equity Securities of Affiliate	30,000	0	30,000	—	30,000
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000
KOMOCO	Affiliate	Equity Securities of Affiliate	30,000	30,000	—	30,000	0

Total			261,525	231,525	30,000	30,000	231,525

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures.

27

7.1.2.	Real Estate Transactions

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	The Number of Contracts	Deposits	Rent Fee
KB Credit Information	Affiliate	Building	Rental Income	21	4,727.46	11.73
KB Real Estate Trust	Affiliate	Building	Rental Income	2	1,738.00	3.56
KB Data Systems Corp.	Affiliate	Building	Rental Income	1	2,484.31	—
KB Futures	Affiliate	Building	Rental Income	1	1,363.36	—
KB Life	Affiliate	Building	Rental Income	1	1,839.20	—

Total	—	—	—	26	12,152.33	15.29

7.2.	Transactions with Other than the Largest Shareholders or Affiliates

7.2.1.	Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2004, or on the date of appointment)	Ending Balance (September 30, 2004)	Increase / (Decrease) for the period
Kolon Co.	Related party of Non executive director, Wang Ha Cho	Overdraft and etc.	30,000	25,000	25,378 (30,378)
Kolon Construction	Related party of Non executive director, Wang Ha Cho	Overdraft	77	0	(77)
Hankyoreh Plus	Related party of Senior executive vice president, Seong Kyu Lee	Loans for working capital and etc.	6,915	8,798	3,349 (1,466)
Janssen Korea	Related party of Non executive director, Sun Jin Kim	Corporate loans	0	6,500	6,500
Hyundai Mipo Dockyard Co.	Related party of Non executive director, Woon Youl Choi	Housing loan	36	36	0

Total			37,028	40,334	3,306

28

7.2.2.	Real Estate Transactions

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee
DSME Co.	Related party of Non executive director, Dong Soo Chung	Building	Rental Deposit	—	11.04

Total				—	11.04

29

Exhibit 99.1

Kookmin Bank

Non-Consolidated Interim Financial Statements

September 30, 2004 and 2003

Kookmin Bank

Index

September 30, 2004 and 2003, and December 31, 2003

Page(s)
Report of Independent Accountants	1–3

Non-Consolidated Interim Financial Statements

Balance Sheets	4

Statements of Operations	5

Statements of Cash Flows	6–7

Notes to Non-Consolidated Interim Financial Statements	8–58

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of September 30, 2004, and the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003, expressed in Korean won. These interim financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Kookmin Bank as of December 31, 2003 and the related non-consolidated statements of operations, appropriation of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 3, 2004.

As discussed in Note 36 to the non-consolidated financial statements, the Bank restated its non-consolidated balance sheet as of December 31. 2003 and the related non-consolidated statements of operations and cash flows for the nine-month period ended September 30, 2003, presented herein for comparative purposes, as instructed by the Securities and Futures Commission of underestimate of other allowance by (Won) 213,157 million and overestimate of valuation loss using equity method by (Won)27,159 million. On the other hand, the financial statements for the year ended in December 31, 2003 in the audit report dated March 3, 2004, are no longer valid, as they were prior to restatement.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 33 to the non-consolidated financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003, who each received 0.442983 share of the Bank’s common stock for each share of the Subsidiary.

As discussed in Note 20 to the non-consolidated financial statements, in accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions. As of September 30, 2004, the Bank holds 8.90% of the total common stock issued as treasury stock.

As discussed in Note 4 to the non-consolidated financial statements, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) on April 29, 2004, to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd.

As discussed in Note 16 to the non-consolidated financial statements, the Bank’s total exposure (including loans and securities) to LG Card Co., Ltd., which is under the joint control of financial institutions as it is currently experiencing a financial crisis, amounts to (Won)520,134 million as of September 30, 2004. In addition, the Bank holds securities issued by credit card companies and capital companies, which are experiencing liquidity problems, amounting to (Won)201,538 million as of September 30, 2004. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying non-consolidated financial statements.

As discussed in Note 2, during the quarter ended September 30, 2004, the Bank changed its accounting on its sale of loans. Previously, the gain or loss on sale of written-off loans is computed by adjusting the loan’s related allowance. The gain or loss on sale of loans other than written-off loans is computed by comparing the book value at the date of sale against the proceeds of the sale. Currently, the gain or loss on sale of both kinds of loans is now computed by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)864,445 million and gain on sale of loans and allowance for loan losses decreased by (Won)43,039 million and (Won)907,484 million, respectively, for the nine-month period ended September 30, 2004. The income statement for the nine-month period ended September 30, 2003, presented herein for comparative purposes, were restated to reflect the changes in calculation of gain or loss on sales of loans loss resulting in an increase in loss on sale of loans and gain on sale of loans by (Won)498,143 million and (Won)4,668 million, respectively, and decrease in allowance for loans losses by (Won)493,475 million. Such restatement has no effect on the current period’s net income and net assets.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

October 14, 2004

This report is effective as of October 14,, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

Non-Consolidated Balance Sheets

September 30, 2004 and December 31, 2003

(Unaudited)

(in millions of Korean won)	2004		2003
Assets
Cash and due from banks (Note 3)	(Won)	8,508,411	(Won)	6,526,345
Securities (Note 4)		24,703,466		26,908,462
Loans, net (Notes 5 and 6)		142,047,025		141,143,674
Fixed assets, net (Note 7)		2,827,777		3,019,556
Other assets (Note 8)		8,176,381		6,547,547

Total assets	(Won)	186,263,060	(Won)	184,145,584

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	130,107,028	(Won)	132,180,272
Borrowings (Note 10)		10,663,592		10,902,800
Debentures (Note 11)		21,436,144		19,192,581
Other liabilities (Note 13)		14,976,352		13,632,425

Total liabilities		177,183,116		175,908,078

Commitments and contingencies (Notes 14 and 16)
Common stock - (Won)5,000 par value per share; 1 billion shares authorized and 336,379,116 shares outstanding (Notes 1 and 17)		1,681,896		1,681,896
Capital surplus (Note 18)		6,230,738		6,230,738
Retained earnings (Note 19)		2,169,192		1,485,111
Capital adjustments (Note 20)		(1,001,882)		(1,160,239)

Total shareholders’ equity		9,079,944		8,237,506

Total liabilities and shareholders’ equity	(Won)	186,263,060	(Won)	184,145,584

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Operations

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

	Three-month period				Nine-month period
(in millions of Korean won, except per share amounts)	2004		2003		2004		2003
Interest income
Interest on due from banks	(Won)	2,900	(Won)	2,630	(Won)	7,038	(Won)	7,797
Interest on trading securities		35,791		33,698		115,477		85,516
Interest on available-for-sale securities		115,227		227,041		378,091		571,510
Interest on held-to-maturity securities		86,929		160,623		272,889		524,120
Interest on loans		2,538,438		2,424,887		7,824,498		7,216,208
Other interest income		25,496		23,487		76,194		72,869

		2,804,781		2,872,366		8,674,187		8,478,020

Interest expenses
Interest on deposits		967,229		1,074,935		2,986,152		3,257,955
Interest on borrowings		74,841		93,446		254,163		307,758
Interest on debentures		288,322		257,024		818,822		821,045
Other interest expenses		11,728		18,141		50,009		50,863

		1,342,120		1,443,546		4,109,146		4,437,621

Net interest income		1,462,661		1,428,820		4,565,041		4,040,399
Provision for loan losses (Note 6)		966,507		940,456		2,245,698		2,157,806

Net interest income after provision for loan losses		496,154		488,364		2,319,343		1,882,593

Non-interest income
Fees and commission income		518,802		339,278		1,631,272		1,021,107
Dividends on trading securities		324		119		3,289		1,633
Dividends on available-for-sale securities		95		253		7,709		5,541
Gain on foreign currency transactions		82,226		35,177		203,995		201,103
Gain on derivatives transactions (Note 15)		861,535		485,198		2,049,392		1,802,395
Others (Note 22)		864,082		659,108		1,296,501		946,633

		2,327,064		1,519,133		5,192,158		3,978,412

Non-interest expenses
Fees and commission expenses		107,534		53,966		359,902		146,344
General and administrative expenses (Note 23)		650,573		646,023		1,966,199		1,856,802
Loss on foreign currency transactions		44,885		44,988		124,779		174,004
Loss on derivatives transactions (Note 15)		833,429		486,063		2,008,046		1,767,507
Others (Note 22)		562,689		569,392		1,194,572		944,481

		2,199,110		1,800,432		5,653,498		4,889,138

Operating income (loss)		624,108		207,065		1,858,003		971,867
Non-operating income (expenses), net (Note 24)		(69,764)		(932,636)		(856,295)		(1,735,762)

Net income (loss) before income tax expense		554,344		(725,571)		1,001,708		(763,895)
Income tax expense (benefit) (Note 25)		179,396		(356,971)		319,199		(354,627)

Net income (loss)	(Won)	374,948		(368,600)	(Won)	682,509		(409,268)

Basic earnings (loss) per share (In Won) (Note 26)					(Won)	2,227	(Won)	(1,259)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

	Three-month period				Nine-month period
(in millions of Korean won)	2004		2003		2004		2003
Cash flows from operating activities
Net income (loss)	(Won)	374,948	(Won)	(341,441)	(Won)	682,509	(Won)	(382,109)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Realized (gain) loss on trading securities, net		(11,847)		(10,399)		(49,879)		(64,005)
Unrealized gain on trading securities, net		(32,020)		(25,805)		(42,442)		(71,324)
(Gain) loss on foreign currency transactions, net		(37,341)		9,811		(79,216)		(27,099)
Provision for loan losses		966,507		965,517		2,245,698		2,651,281
Reversal of losses from guarantees and acceptances		—		—		—		—
Gain on derivative transactions, net		(28,106)		865		(41,346)		(34,888)
Loss on valuation of derivatives, net		(18,541)		(35,755)		(24,215)		(39,633)
Loss(gain) on fair value hedged items, net		10,116		(14,405)		(2,147)		(6,329)
Retirement benefits		26,037		24,371		81,200		70,361
Stock compensation expense		1		—		3,223		—
Depreciation and amortization		102,063		117,430		304,041		328,342
Loss on disposal of fixed assets, net		658		(378)		507		33,175
Impairment loss on disposal of fixed assets, net		16,103		—		16,103		—
Realized gain on available-for-sale securities, net		(7,420)		(199,476)		(81,207)		(280,640)
Impairment loss on available-for-sale securities, net		—		14,767		55,058		68,226
Realized gain on held-to-maturity securities		—		(953)		(1,509)		(2,221)
Unrealized loss (gain) on investment in associates, net		6,389		(588,380)		(10,089)		(238,738)
Loss on sale of loans, net		24,150		—		840,839		1,633
Provision for other allowances		(236,573)		—		15,562		—
Reversal of loan losses due to merger		—		1,652,264				1,652,264
Others, net		(87,889)		(108,400)		(233,594)		(18,668)
Changes in assets and liabilities resulting from operations
Accrued income		(25,322)		(143,020)		27,782		(118,636)
Prepaid expenses		(30,716)		(196,205)		132,056		(225,370)
Deferred tax assets		180,315		(191,059)		242,890		(340,985)
Other assets		(2,460)		(165)		(2,924)		3,002
Accrued expenses		(14,703)		(49,707)		(110,868)		(224,215)
Unearned income		(12,865)		(17,496)		(15,683)		(26,658)
Withholding taxes		(31,015)		(9,532)		(74,000)		(14,616)
Other liabilities		68,522		42,987		(169,532)		318,544
Payment of retirement benefits		(4,284)		(3,686)		(34,466)		(10,909)
Retirement pension funds		310		—		14,759		—
Account for agency business		73,071		(20,572)		21,385		(31,324)
Stock compensation expense		—		736		—		(1,947)

Net cash provided by operating activities		1,268,088		871,914		3,710,495		2,966,514

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

	Three-month period				Nine-month period
(in millions of Korean won)	2004		2003		2004		2003
Cash flows from investing activities
(Increase) decrease in due from banks	(Won)	(269,681)	(Won)	(1,388,617)	(Won)	(1,891,166)	(Won)	(2,088,361)
Decrease in trading securities		1,109,170		931,748		1,356,119		1,808,666
(Increase) decrease in available-for-sale securities		(1,153,744)		3,431,662		891,513		839,688
Decrease (increase) in held-to-maturity securities		261,538		—		647,443		—
Acquisition of investment in associates		(9,231)		—		(6,299)		—
Increase in loans granted, net		(3,286,720)		(3,690,657)		(4,181,343)		(10,432,242)
Proceeds from disposal of fixed assets		526		13,640		4,424		143,382
Acquisition of fixed assets		(46,574)		(78,586)		(133,131)		(248,530)
Acquisition of intangible assets		(132)		(55)		(891)		(396)
Proceeds from disposal of foreclosed assets		382		205		518		338
(Increase) decrease in guarantee deposits		(333)		(1,270)		53,026		(22,316)
Decrease (increase) in other accounts receivable		1,389,600		(1,210,148)		(2,063,443)		(2,902,319)
(Increase) decrease in payments in advance		(4,316)		(10,838)		(278)		(38,521)
(Increase) decrease in derivative assets, net		(26,823)		50,073		41,717		114,609
Decrease in collection of domestic exchange receivables		92,791		(52,541)		291,728		712,147
Collection of loans to trust accounts		—		1,135		—		37,883
Acquisition of foreclosed assets		(64)		(165)		—		—

Net cash used in investing activities		(1,943,611)		(2,004,414)		(4,990,063)		(12,075,972)

Cash flows from financing activities
Increase (decrease) in deposits, net		188,083		404,390		(2,073,242)		4,996,889
(Decrease) increase in borrowings, net		(712,282)		(1,636,620)		(239,208)		1,000,842
Increase (decrease) in debentures, net		1,767,846		135,781		2,243,564		(357,977)
(Decrease) increase in borrowings from trust accounts		(122,119)		1,363,680		(2,809,326)		2,098,229
(Decrease) increase in other accounts payable		(951,058)		922,429		2,659,765		2,459,009
Increase in advances received from customers		48,355		(799,923)		320,692		369,692
Increase (decrease) in guarantee deposits received		15,098		(569)		1,432		(7,798)
Increase in domestic exchange payables		714,240		(114,596)		889,032		(305,948)
Increase (decrease) in liabilities incurred by agency relationships		138,427		109,503		367,757		59,424
Stock options exercised		—		—		—		(35)
Sale of treasury stock		16		—		2,251		50
Decrease in dividend payable		—		(3)		—		(325,235)
Acquisition of treasury stock		—		(29,094)				(29,094)

Net cash provided by financing activities		1,086,606		354,978		1,362,717		9,958,048

Net increase in cash and cash equivalents		411,083		(777,522)		83,149		848,590
Increase due to merger		—		33,343		—		33,343
Cash and due from banks, beginning of period		3,443,823		4,726,693		3,771,757		3,100,581

Cash and due from banks, end of period (Note 34)	(Won)	3,854,906	(Won)	3,982,514	(Won)	3,854,906	(Won)	3,982,514

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank has its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. As of September 30, 2004, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 46,744,257 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,119 domestic branches and offices (excluding automated teller machines) and three overseas branches as of September 30, 2004.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) Nos. 1~10, 12 and 13 (SKFAS Nos.10, 12 and 13 have been effective as of January 1, 2004) in the preparation of its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the financial statements as of and for the nine-month period ended September 30, 2004 and as of and for the year ended December 31, 2003.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of September 30, 2004, the Bank has non-accrual loans and securities of (Won)9,798,553 million and (Won)553,114 million, respectively, with related foregone interest of (Won)539,230 million and (Won)188,915 million, respectively.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments neither classified as trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition. The Bank uses the moving average method and specific identification method for determining the carrying value of equity securities and debt securities, respectively.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions. Held-to-maturity debt securities are carried at amortized cost.

Marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable. Otherwise, they are carried at cost.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments. Premiums and discounts on debt securities are amortized over the maturity period of the debt securities using the effective interest method. Impairment losses are recognized in the current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than either the acquisition cost of equity securities or the amortized cost of debt securities. Unrealized holding gains or losses on available-for-sale or held-to-maturity securities that had not been recognized through income are realized when the related securities are disposed of.

The wholly owned beneficiary certificates are each classified based on the Bank’s intention for acquiring the certificates. The fund assets of these wholly owned beneficiary certificates are comprised of deposits, call loans and securities, and the fund income is comprised of interest income, realized gains and losses, and valuation gains and losses. The Bank recorded all gains and losses from these wholly owned beneficiary certificates as income from beneficiary certificates. Accounting policies of these funds that are different from those of the Bank include application of the moving average method for determining the cost of debt securities and amortization of discounts/premiums on debt securities using the straight line method.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Investments in Associates

Investments in associates, over which the Bank exercises significant control or influence, are accounted for using the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in the current operations as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Allowances for Loan Losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. The credit rating criteria are divided into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) with consideration of the credit risk of corporate borrowers, which is evaluated based on financial and non-financial risks, and the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances under each credit risk classification:

Credit Risk Classification	Credit Ratings	Allowance Rates
Normal	AAA~B	0.50%
Precautionary	B-~CCC	2.00%
Sub-standard	CC	20.00%
Doubtful	C	50.00%
Estimated loss	D	100.00%

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

However, the Bank classifies small-sized corporate loans, consumer loans, and credit card loans by considering the recoverable amounts of loans including delinquencies, bankruptcies and collateral value. The rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans are as follows:

	Allowance Rates
Credit Risk Classification	Small-sized corporate	Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50% and 100% of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Troubled Debt Structuring

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation, or debt restructuring agreements of parties concerned, are recorded at their fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets the book value against allowances for loans first and then recognizes provisions for loans. Impairment losses for loans, that were restructured in a troubled debt restructuring involving a modification of terms, are computed by getting the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated, and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Before the adoption of SKFAS No. 13, Troubled Debt Structuring, the difference between the nominal value and the present value of loan under troubled debt structuring agreements was recorded as present value discounts and was presented separately as a deduction from the loan nominal value. However, in accordance with the Bank’s adoption of SKFAS No. 13, unamortized present value discounts as of the beginning of the current period are classified as allowances for loan losses.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and the accumulated depreciation is presented as a contra account of tangible assets in the financial statements. In addition, impairment loss is recognized based on the difference between the recoverable amount and the book value. The accumulated impairment loss is presented as a contra account of tangible assets in the financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible Assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Expenditures that enhance the value or extend the useful life of the related assets are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses when incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line	9 years
Development costs	Straight-line	5 years
Trademarks	Straight-line	1-10 years
Others	Straight-line	5-30 years

The Bank estimates the useful life of endowment assets, that are beneficial upon usage and are classified under other intangible assets, to be 30 years based on the term of the contract. The Bank records goodwill as a result of the merger with H&CB as the cost of the merger exceeded the fair value of the net assets acquired.

Development costs directly related to new technology or new products, including costs related to software development, are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with at least one year of service and temporary employees with at least a one-year contract, as of September 30, 2004, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination.

Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred income tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded under loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded under borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and the resulting unrealized gains and losses are recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in the current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in the current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period (Note 21).

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays NHF the interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits, including the guaranteed principal and minimum rate of return. The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5 ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the nine-month period ended September 30, 2004.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect as of the balance sheet dates (September 30, 2004: (Won)1,147.9:US$1, December 31, 2003: (Won)1,197.8:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

Restatement of Prior Period Financial Statements

During the quarter ended September 30, 2004, the Bank changed its accounting on its sale of loans. Previously, the gain or loss on sale of written-off loans is computed by adjusting the loan’s related allowance. The gain or loss on sale of loans other than written-loans is computed by comparing the book value at the date of sale against the proceeds of the sale. Currently, the gain or loss on sale of both kinds of loans is now computed by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)864,445 million and gain on sale of loans and allowance for loan losses decreased by (Won)43,039 million and (Won)907,484 million, respectively, for the nine-month period ended September 30, 2004. The income statement for the nine-month period ended September 30, 2003, presented herein for comparative purposes, were restated to reflect the changes in calculation of gain or loss on sales of loans loss resulting in an increase in loss on sale of loans and gain on sale of loans by (Won)498,143 million and (Won)4,668 million, respectively, and decrease in allowance for loans losses by (Won)493,475 million. Such restatement has no effect on the current period’s net income and net assets.

During the current period, the Bank reclassified the subordinated retained interests earned from securitization transactions from available-for-sale securities to loans. Such reclassification has no effect on the current period’s net income and net assets. The prior period financial statements presented herein for comparative purposes were also reclassified to conform to the current period financial statement presentation.

As explained in Note 36, the Bank restated its financial statements as of September 30, 2003 and December 31, 2003 and for nine-month period ended September 30, 2003 and the year ended December 31, 2003 to comply with SFC’s instructions.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

3. Cash and Due from Banks

Cash and due from banks as of September 30, 2004 and December 31, 2003 consist of:

(in millions of Korean won)		2004		2003
Cash on hand
Cash in won		(Won)	3,023,458	(Won)	2,945,921
Cash in foreign currencies			139,945		228,153

			3,163,403		3,174,074

Due from banks in Won

Bank of Korea	Reserve deposits in the Bank of Korea		4,446,922		2,612,248

Other banks	Time deposits		—		810
	Passbook deposits		29,279		8,185
	Certificate of deposit		98,632		—

			127,911		8,995

Other financial institutions	Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000

Others	Futures margin accounts		4		1,560
	Market participation margin		463		454
	KOSPI futures margin accounts		2,822		200
			3,289		2,214

			4,718,122		2,763,457
	Present value discounts [1]		(5,059)		(12,810)

			4,713,063		2,750,647

Due from banks in foreign currencies
Bank of Korea	Demand deposits		67,923		12,415

Other banks	Demand deposits		83,859		71,879
	Time deposits		15,502		—

Others	Other deposits		5,616		3,354

Off-shore	Demand deposits		459,045		513,976

			631,945		601,624

		(Won)	8,508,411	(Won)	6,526,345

[1]	Present value discounts are related to the (Won)140,000 million of time deposits (1% interest, scheduled in installments by the end of 2005) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of September 30, 2004 are as follows:

(in millions of Korean won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	4,529,490	(Won)	501,653	(Won)	5,031,143
Due after 3 months through 6 months		121,132		114,790		235,922
Due after 6 months through 1 year		67,500		15,502		83,002

	(Won)	4,718,122	(Won)	631,945	(Won)	5,350,067

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Included in cash and due from banks as of September 30, 2004 are the following restricted deposits:

(in millions of Korean won)	Amount		Restrictions
Reserve deposits in the Bank of Korea	(Won)	4,446,922	General Banking Act
Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000	Withdrawal at maturity
Due from banks in foreign currency		67,923	General Banking Act
Other deposits		3,719	Futures guarantee deposits

	(Won)	4,658,564

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

4. Securities

Securities as of September 30, 2004 and December 31, 2003 consist of:

(in millions of Korean won)	2004		2003
Trading	(Won)	3,438,555	(Won)	4,482,948
Available-for-sale		15,361,559		15,894,974
Held-to-maturity		5,333,407		5,979,341
Investment in associates		569,945		551,199

	(Won)	24,703,466	(Won)	26,908,462

Trading, available-for-sale, and held-to-maturity securities as of September 30, 2004 and December 31, 2003 consist of:

(in millions of Korean won)	Unrealized				Book Value
	Gain		Loss		2004		2003
Trading
Equity securities	(Won)	15,542	(Won)	428	(Won)	164,613	(Won)	113,171
Beneficiary certificates		1		2		8,409		1,686,754
Government and municipal bonds		7,460		5		781,872		1,076,427
Corporate bonds		20,002		347		2,412,203		1,365,060
Asset-backed securities		219		—		71,458		241,536

	(Won)	43,224	(Won)	782	(Won)	3,438,555	(Won)	4,482,948

(in millions of Korean won)	Impairment				Capital Adjustments				Book Value
	Reversal		Loss		Gain		Loss		2004		2003[1]*
Available-for-Sale
Equity securities	(Won)	—	(Won)	17,154	(Won)	145,843	(Won)	9,012	(Won)	689,495	(Won)	439,791
Investment in funds		—		3		3,169		—		4,676		30,872
Beneficiary certificates		—		—		48,783		3		5,721,477		4,375,817
Government and municipal bonds		—		—		19,354		—		863,007		2,322,889
Foreign government bonds		—		—		1,794		111		36,470		28,153
Corporate bonds		—		2,451		81,957		2,367		7,425,287		8,228,640
Asset-backed securities		—		35,450		1,484		—		621,099		468,669
Other debt securities		—		—		—		—		48		143

	(Won)	—	(Won)	55,058	(Won)	302,384	(Won)	11,493	(Won)	15,361,559	(Won)	15,894,974

(in millions of Korean won)	Impairment				Unrealized Holding				Book Value
	Reversal of		Loss		Gain		Loss		2004		2003
Held-to-Maturity
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	130,745	(Won)	32	(Won)	2,463,836	(Won)	2,489,998
Corporate bonds		—		—		86,078		—		2,622,226		3,163,020
Asset-backed securities		—		—		8,143		—		228,188		326,323
Other securities		—		—		—		1		19,157		—

	(Won)	—	(Won)	—	(Won)	224,966	(Won)	33	(Won)	5,333,407	(Won)	5,979,341

[1]	Subordinated retained interest received from securitization transaction amounting to (Won)1,193,383 million has been reclassified from beneficiary certificates in securities to credit card receivables in loans (Note 2).

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004 and December 31, 2003, investments in associates include:

	Owner- ship (%)	Acquisition Cost		Beginning balance[1]		Equity Method[2]						Book Value
(in millions of Korean won)						Net Income		Retained Earnings		Capital Adjustments		2004		2003
Domestic Associates
KB Investment Co., Ltd. [3]	99.89	(Won)	155,311	(Won)	75,932	(Won)	(3,471)	(Won)	—	(Won)	3,234	(Won)	75,695	(Won)	77,273
KB Data Systems Co., Ltd.[4]	99.98		7,998		14,247		962		—		(3)		15,206		14,647
KB Futures Co., Ltd. [5]	99.98		19,996		25,121		593		—		—		25,714		25,521
KLB Securities	36.41		10,316		—		—		—		—		—		—
KB Asset Management [6]	80.00		39,015		38,918		5,845		—		(238)		44,525		45,051
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Real Estate Trust	99.99		76,103		98,129		(7,565)		(336)		336		90,564		98,129
KB Credit Information	66.34		8,444		11,447		1,244		—		—		12,691		11,863
ING Life Korea	20.00		21,769		41,845		15,124		—		2,186		59,155		43,845
Korea Mortgage [8]	—		30,629		—				—		—		—		35,788
KICO No. 2 Venture Investment Partnership [2]	55.56		—		—		207		—		—		207		—
KICO No. 3 Venture Investment Partnership [2]	69.23		—		—		149		—		—		149		—
Pacific IT Investment Partnership[2]	50.00		7,000		7,000		(114)		—		—		6,886		—
NPC02-4 Kookmin Venture Fund [2]	33.33		10,000		10,000		318		—		—		10,318		—
KB Life Insurance Co., Ltd.	100.00		30,246		30,246		(16,722)		—		501		14,025		—

			440,821		352,885		(3,430)		(336)		6,016		355,135		352,117

Foreign Associates
KB Int’l Ltd. (London)	100.00		41,328		55,080		602		—		—		55,682		56,755
KB Luxembourg S.A	100.00		24,564		5,386		(969)		—		—		4,417		5,950
Kookmin Singapore Ltd.	100.00		23,103		1,993		—		—		—		1,993		2,080
Kookmin Finance Asia Ltd. (HK)	100.00		8,035		274		3		—		—		277		286
Kookmin Bank HK Ltd. [7]	100.00		22,958		60,103		7,683		2,818		(370)		70,234		62,716
Sorak Financial Holdings	25.00		81,938		81,938		6,200		—		(5,931)		82,207		71,295

			201,926		204,774		13,519		2,818		(6,301)		214,810		199,082

		(Won)	642,747	(Won)	557,659	(Won)	10,089	(Won)	2,482	(Won)	(285)	(Won)	569,945	(Won)	551,199

[1]	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and all the transactions during current year.

[2]	The investments in funds which had been classified as available-for-sale for the prior years are reclassified as investments in associates as of January 1, 2004.

[3]	Kookmin Investment Co.,Ltd. has changed its name to KB Investment Co.,Ltd. on April 30, 2004.

[4]	Kookmin Data Systems Corp. has changed its name to KB Data Systems Co., Ltd., on April 30, 2004.

[5]	Kookmin Futures Co., Ltd. has changed its name to KB Futures Co., Ltd., on April 30, 2004.

[6]	KB Investment Trust Management has changed its name to KB Asset Management, on April 29, 2004.

[7]	Kookmin Finance HK Ltd. has changed its name to Kookmin Bank HK Ltd., on January 1, 2004.

[8]	All equity securities of Korea Mortgage have been sold on June 4, 2004.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., KICO No. 2 Venture Investment Partnership, KICO No.3 Venture Investment Partnership, Kookmin Singapore, Ltd. and Kookmin Finance Asia, Ltd. (HK), KB Luxembourg S.A are all in the process of liquidation. Consequently, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero . Accordingly, the total accumulated estimated loss that has not been recognized by the Bank arising from the securities amounts to (Won)55,219 million.

The Bank applies the equity method accounting to subsidiaries based on unaudited financial statements as of September 30, 2004. In the case of ING Life Korea Co., Ltd., the Bank applies the equity method based on the most recent available audited financial statements that are adjusted for changes in net assets for the period ended September 30, 2004, including adjustment for income tax expenses of (Won)22,236 million.

As a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) on April 29, 2004, to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd.

The maturities of the available-for-sale and held-to-maturity debt securities, excluding equity investments, as of September 30, 2004 are summarized as follows:

	Available-for-sale				Held-to-maturity
(in millions of Korean won)	Book Value		Fair value		Book Value		Fair value
Maturities
Due in 1 year or less	(Won)	9,384,223	(Won)	9,384,223	(Won)	1,988,208	(Won)	2,016,890
Due after 1 year through 5 years		4,941,103		4,941,103		3,072,439		3,231,158
Due after 5 years through 10 years		341,519		341,519		272,760		310,292
After 10 years		543		543		—		—

	(Won)	14,667,388	(Won)	14,667,388	(Won)	5,333,407	(Won)	5,558,340

Investment securities risk concentrations as of September 30, 2004 are as follows:

(in millions of Korean won, except ratio)	Book Value		Ratio (%)
By Country
Korea	(Won)	24,465,443	99.04
Singapore		82,234	0.33
USA		56,218	0.23
Indonesia		27,641	0.11
Philippines		20,838	0.08
Mexico		13,138	0.05
Others		37,954	0.16

	(Won)	24,703,466	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

(in millions of Korean won, except ratio)	Book Value		Ratio (%)
By Type
Fixed rate bonds	(Won)	14,394,591	58.27
Floating rate bonds		2,012,461	8.15
Subordinated bonds		866,620	3.51
Convertible bonds		271,128	1.10
Beneficiary certificates		5,729,887	23.19
Equity securities		1,406,493	5.69
Others		22,286	0.09

	(Won)	24,703,466	100.00

(in millions of Korean won, except ratio)	Book Value		Ratio (%)
By Industry
Government and municipalities	(Won)	7,470,057	30.24
Financial institutions		15,978,332	64.68
Manufacturing industries		516,822	2.09
Others		738,255	2.99

	(Won)	24,703,466	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Available-for-sale equity securities of which the fair value cannot be reasonably measured as of September 30, 2004 are as follows:

(in millions of Korean won)	Acquisition Cost		Net Asset Value [1]		Book Value
Daewoo Electronics Co., Ltd.	(Won)	23,800	(Won)	—	(Won)	—
Daehan Investment Trust Securities Co., Ltd.		10,000		1,604		—
Bad Bank Harmony		9,792		44,065		9,792
Mastercard, Inc. Korea		8,688		6,969		8,688
Korea Asset Management Corp.		7,827		12,783		7,827
Samsung Life Insurance Co., Ltd.		7,479		7,848		7,479
Korea Highway Corp.		6,248		5,903		6,248
Continuous Linked Settlement System		6,146		3,241		6,146
Baring Communications Equity		5,355		2,153		2,153
KOHAP Corporation		3,440		—		—
Pan Asia Paper		3,244		1,696		1,696
Asia Finance and Investment Corp.		2,870		1,166		290
Seoul Smart Card		2,505		2,460		2,505
Nanjing Kumho Tire Co., Ltd.		2,442		3,473		2,442
Kyobo Investment Trust Management Co., Ltd.		2,100		3,574		2,100
Integra Telecom Co., Ltd.		2,000		—		—
Harex Info Tech Inc.		1,365		64		64
Korea Money Broker Corp.		1,291		2,514		1,291
A-Cash Inc.		1,275		139		139
Mondex Korea.		1,250		—		—
MYbi Co., Ltd.		1,200		192		192
Tianjin Samsung Opto Electronics		1,121		1,365		1,121
Digital World Corp.		1,080		147		114
Bo Go Corp.		1,026		—		—
Linux One Inc.		1,000		144		144
Others		26,310		70,568		16,558

	(Won)	140,854	(Won)	172,068	(Won)	76,989

[1]	Net asset values are calculated using the unaudited financial statements of the investees as of September 30, 2004 when available. Otherwise, the most recent financial information is used.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, the following investment securities are pledged at various institutions:

(in millions of Korean won)
Restrictions					Restricted securities
Related Transactions	Placed with	Amount			Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,719,602		(Won)	3,981,452	(Won)	3,982,300
Borrowings from the Bank of Korea	Bank of Korea		834,421			1,069,778		1,060,000
Bank of Korea settlements	Bank of Korea		(balance limits	)		170,597		170,200
Derivative transactions	Samsung Futures, others		(balance limits	)		127,024		134,000
Other	Standard Chartered Bank					19,887		20,000

					(Won)	5,368,738	(Won)	5,366,500

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

5. Loans

Loans as of September 30, 2004 and December 31, 2003 are summarized as follows:

(in millions of Korean won)		2004		2003
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	27,419,350	(Won)	28,884,554
	Notes discounted		1,160,904		1,415,445
	Overdraft accounts		601,566		447,992
	Trading notes		808,908		809,921
	Other operation loans		4,084,591		3,793,594

			34,075,319		35,351,506

	Facility loans
	General facility loans		5,310,401		5,413,333
	Other facility loans		1,182,860		1,218,370

			6,493,261		6,631,703

			40,568,580		41,983,209

Consumer loans	General consumer loans		42,026,708		41,951,219
	Consumer housing loans		40,992,919		38,199,290
	Remunerations on mutual installment savings		304,906		297,868
	Other consumer loans		576,702		635,218

			83,901,235		81,083,595

Public loans	Public operation loans		718,260		526,227
	Public facility loans		37,877		42,473

			756,137		568,700

Other loans	Property formation loans		11,618		62,963
	Inter-bank loans		7,541		12,815
	Others		3,153		3,962

			22,312		79,740

			125,248,264		123,715,244

Loans in foreign currencies	Domestic funding loans		1,070,574		1,165,988
	Overseas funding loans		592,219		887,018
	Inter-bank loans		1,219,850		767,884
	Domestic usance bills		1,307,683		1,197,563
	Government funding loans		533		1,477

			4,190,859		4,019,930

Call loans	In Won		3,087,000		1,640,000
	In foreign currencies		344,061		5,351
	Inter-bank reconciliation funds		—		—

			3,431,061		1,645,351

Privately placed debentures			1,279,254		1,787,131

Other loans			11,465,211		13,872,793

Allowances for loan losses (Note 6)			(3,602,606)		(3,905,342)

Net deferred loan origination fees and costs			34,982		8,567

		(Won)	142,047,025	(Won)	141,143,674

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, restructured debts due to workout plans or other similar restructuring programs are as follows:

(in millions of Korean won)	Workout		Court Receivership		Court Mediation		Others		Total
Period (in years)		1~4		1~7		3~10		2~5
Adjusted interest rate (%)		6.05~22.22		7.33~12.12		6.10~17.00		9.5
Balances Before Restructuring	(Won)	108,369	(Won)	15,493	(Won)	34,027	(Won)	663,457	(Won)	821,346
Loans swapped to equity		3,700		4,090		—		494,314		502,104
Swapped equity securities		—		—		—		—		—
Swapped convertible debt securities		—		—		—		—		—
Debts to be restructured		104,669		11,403		34,027		169,143		319,242
Balances after restructuring		100,353		5,285		30,560		162,358		298,556
Allowances for loan losses (present value discounts)		4,316		6,118		3,467		6,785		20,686

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The movements in allowance for loan losses from present value discounts and deferred loan incidental income for the nine-month period ended September 30, 2004 are as follows :

(in millions of Korean won)	Beginning Balance		Increase		Decrease		Ending Balance
Allowance for loan losses (present value discounts)	(Won)	22,780	(Won)	7,315	(Won)	9,409	(Won)	20,686
Deferred loan incidental income		8,567		29,104		2,689		34,982

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of loans as of September 30, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately – placed Debentures		Others		Total
Due in 3 months or less	(Won)	21,448,220	(Won)	978,464	(Won)	493,786	(Won)	6,509,789	(Won)	3,431,061	(Won)	148,089	(Won)	2,092,990	(Won)	35,102,399
Due after 3 months through 6 months		16,424,734		1,229,612		47,930		541,924		—		87,000		780		18,331,980
Due after 6 months through 1 year		33,648,377		753,688		7,662		674,713		—		349,000		—		35,433,440
Due after 1 year through 2 years		22,296,964		196,900		6,356		548,423		—		542,115		—		23,590,758
Due after 2 years through 3 years		13,864,390		238,440		2,967		220,859		—		52,400		—		14,379,056
Due after 3 years through 4 years		2,681,720		92,095		—		259,754		—		650		—		3,034,219
Due after 4 years through 5 years		3,222,853		82,010		—		26,476		—		—		30,802		3,362,141
Thereafter		11,661,006		619,650		—		—		—		100,000		—		12,380,656

	(Won)	125,248,264	(Won)	4,190,859	(Won)	558,701	(Won)	8,781,938	(Won)	3,431,061	(Won)	1,279,254	(Won)	2,124,572	(Won)	145,614,649

Loan risk concentrations by country as of September 30, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Korea	(Won)	125,248,264	(Won)	2,636,523	(Won)	15,828,386	(Won)	143,713,173	98.70%
Southeast Asia		—		865,790		328,105		1,193,895	0.82%
Central and South America		—		99,259		12		99,271	0.07%
China		—		219,429		—		219,429	0.15%
Japan		—		298,384		—		298,384	0.20%
Others		—		71,474		19,023		90,497	0.06%

	(Won)	125,248,264	(Won)	4,190,859	(Won)	16,175,526	(Won)	145,614,649	100.00%

Loan risk concentrations by industry as of September 30, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Industrial loans
Financial institutions	(Won)	833,244	(Won)	1,285,633	(Won)	3,738,500	(Won)	5,857,377	4.02%
Manufacturing companies		13,800,440		1,642,290		1,248,532		16,691,262	11.46%
Service companies		22,196,849		899,433		518,969		23,615,251	16.22%
Others		4,115,214		246,334		266,067		4,627,615	3.18%

		40,945,747		4,073,690		5,772,068		50,791,505	34.88%

Household loans		83,916,005		74,209		8,403,458		92,393,672	63.45%

Public and other loans		386,512		42,960		2,000,000		2,429,472	1.67%

	(Won)	125,248,264	(Won)	4,190,859	(Won)	16,175,526	(Won)	145,614,649	100.00%

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, the credit card accounts amounting to (Won)1,147,333 million are provided as collateral for asset-backed securities transactions.

6. Allowances for Loan Losses

As of September 30, 2004 , allowances for loan losses are as follows:

(in millions of Korean won)	2004
Loans in won	(Won)	2,669,206
Loans in foreign currencies		52,042
Bills bought in won and foreign currencies		8,394
Payments on guarantees		28,280
Factoring receivable		1,439
Credit card accounts		795,035
Privately placed debentures		10,656
Loans due for equity conversion		—
Suspense receivables		33,326
Others		4,228

	(Won)	3,602,606

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, allowances for loan losses by credit risk classification are as follows:

(in millions of Korean won)		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in won	Balance	(Won)	116,026,857	(Won)	5,359,563	(Won)	2,225,530	(Won)	1,164,123	(Won)	472,191	(Won)	125,248,264
	Allowances		787,204		298,613		484,715		626,483		472,191		2,669,206

	Ratio (%)		0.68		5.57		21.78		53.82		100.00		2.13

Loans in foreign currencies	Balance		3,939,458		199,339		28,824		22,077		1,161		4,190,859
	Allowances		13,598		11,879		13,216		12,188		1,161		52,042

	Ratio (%)		0.35		5.96		45.85		55.21		100.00		1.24

Bills bought	Balance		537,895		13,796		1,421		1,117		4,472		558,701
	Allowances		2,689		337		337		559		4,472		8,394

	Ratio (%)		0.50		2.44		23.72		50.04		100.00		1.50

Payments on guarantees	Balance		1,711		5,051		2,876		9,023		22,615		41,276
	Allowances		9		544		601		4,511		22,615		28,280

	Ratio (%)		0.53		10.77		20.90		49.99		100.00		68.51

Credit card accounts	Balance		7,070,934		802,665		648		766,062		141,629		8,781,938
	Allowances		70,708		96,320		130		486,248		141,629		795,035

	Ratio (%)		1.00		12.00		20.06		63.47		100.00		9.05

Repurchase agreements	Balance		2,050,775		—		—		—		—		2,050,775
	Allowances		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Call loans	Balance		3,431,061		—		—		—		—		3,431,061
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Privately placed debentures	Balance		1,270,994		826		3,109		4,257		68		1,279,254
	Allowances		6,355		26		1,175		3,032		68		10,656

	Ratio (%)		0.50		3.15		37.79		71.22		100.00		0.83

Factoring receivables	Balance		30,802		—		516		1,178		25		32,521
	Allowances		722		—		103		589		25		1,439

	Ratio (%)		2.34		0.00		19.96		50.00		100.00		4.42

Loans due for equity conversion	Balance		—		—		—		—		—		—
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Total	Balance	(Won)	134,360,487	(Won)	6,381,240	(Won)	2,262,924	(Won)	1,967,837	(Won)	642,161	(Won)	145,614,649
	Allowances [1]		881,285		407,719		500,277		1,133,610		642,161		3,565,052

	Ratio (%)		0.66		6.39		22.11		57.61		100.00		2.45

[1]	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

For the nine-month period ended September 30, 2004, the movements in allowances for loan losses are as follows:

(in millions of Korean won)	Amount
Beginning balance [1]	(Won)	3,905,342
Provision for loan losses		2,245,698
Reclassification from other allowances [2]		242,197
Collection of written-off loans		178,899
Repurchase of loans sold		15,451
Sale of loans		(644,112)
Write-off of loans		(1,990,462)
Conversion of loans into equity securities		(327,815)
Exemption of loans		(25,874)
Changes in exchange rates and others		3,282

Ending balance	(Won)	3,602,606

[1]	Available-for-sale subordinated retained interest is reclassified into credit card receivables and its related allowances for loans losses have been added to the beginning balance.

[2]	Other allowances for loans receivable from LG Card Co., Ltd. amounting to (Won)221,377 million that had been recorded as of December 31, 2003 were transferred to allowances for loan losses. Also, other allowances on credit lines to Kookmin Credit Card 16th ABS Specialty Co., Ltd. amounting to (Won)20,820 million that had been recorded as of December 31, 2003 were transferred to allowances for loans loss.

7. Fixed Assets

Fixed assets as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	2004		2003
Tangible assets	(Won)	2,338,852	(Won)	2,469,353
Intangible assets		488,641		549,427
Foreclosed and other properties		284		776

	(Won)	2,827,777	(Won)	3,019,556

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Movements in tangible assets for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Land		Buildings and structures		Leasehold improvements		Equipment and vehicles		Construction- in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,105,869	(Won)	963,295	(Won)	157,231	(Won)	1,449,062	(Won)	12,325	(Won)	3,687,782
Acquisition		—		22		—		61,711		71,398		133,131
Transfer		—		14,636		16,276		—		(30,912)		—
Disposal		(45)		(442)		(6,171)		(51,811)		—		(58,469)

Ending balances		1,105,824		977,511		167,336		1,458,962		52,811		3,762,444

Accumulated depreciation
Beginning balances		—		142,103		90,808		963,290		—		1,196,201
Depreciation expense		—		15,530		29,456		197,378		—		242,364
Disposal		—		(35)		(4,596)		(48,672)		—		(53,303)

Ending balances		—		157,598		115,668		1,111,996		—		1,385,262

Impairment		20,633		17,697		—		—		—		38,330

Book Value	(Won)	1,085,191	(Won)	802,216	(Won)	51,668	(Won)	346,966	(Won)	52,811	(Won)	2,338,852

Tangible assets covered by insurance policies as of September 30, 2004 are as follows:

(in millions of Korean won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	664,547	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvements		66,213	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		274,719	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction-in-progress		30,057	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	1,035,536

Movements in intangible assets for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	535,360	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	549,427
Acquisition		—		—		—		—		17		874		891
Amortization		58,759		2,616		6		16		40		240		61,677

Ending balances	(Won)	476,601	(Won)	10,146	(Won)	96	(Won)	123	(Won)	127	(Won)	1,548	(Won)	488,641

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The Bank recorded (Won)94,139 million of current development costs under general and administrative expenses for the nine-month period ended September 30, 2004.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of September 30, 2004 are as follows:

(in millions of Korean won)	Book Value		Appraisal Value
Land included in tangible assets	(Won)	1,085,191	(Won)	904,668
Land included in foreclosed assets		287		239

	(Won)	1,085,478	(Won)	904,907

8. Other Assets

Other assets as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	2004		2003
Guarantee deposits paid	(Won)	1,283,612	(Won)	1,336,639
Accounts receivable		3,778,543		1,715,100
Accrued income		1,052,274		1,080,057
Payments in advance		92,495		92,217
Prepaid expenses		175,098		307,154
Deferred tax assets (Note 25)		372,371		615,944
Derivative assets (Note 15)		1,061,608		751,252
Unsettled domestic exchange assets		320,864		612,592
Others		39,516		36,592

	(Won)	8,176,381	(Won)	6,547,547

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

9. Deposits

Deposits as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) September 30, 2004	2004		2003
Deposits in Won
Demand deposits
Checking deposits	—	(Won)	147,508	(Won)	125,533
Household checking deposits	0.10		407,492		476,132
Passbook deposits	0.10		10,720,624		10,001,043
Temporary deposits	—		3,239,934		3,292,770
Public fund deposits	0.10		118,328		190,593
Others	0.10		44,837		24,218

			14,678,723		14,110,289

Time deposits and savings deposits
Time deposits	2.45~4.00		60,372,370		62,247,870
Installment savings deposits	3.20~3.75		1,260,876		1,306,793
Property formation savings	8.5		1,567		1,870
Time and savings deposits of non residents in Won	2.45~4.00		262,243		340,388
General savings deposits	0.10~2.90		19,373,893		21,644,066
Corporate savings deposits	0.10~2.80		8,953,393		7,800,122
Long-term savings deposits for workers	11.5~12.00		45,957		69,031
Long-term housing savings deposits	4.35		1,453,020		983,684
Long-term savings for households	11		28,089		494,606
Workers’ preferential savings deposits	5.35		2,428,832		2,728,236
Workers’ savings for housing	8.50~11.5		61		81
Mutual installment deposits	2.80~ 3.75		6,536,462		7,054,752
Mutual installment for housing	2.45~ 3.65		5,393,721		5,423,853

			106,110,484		110,095,352

Total deposits in Won			120,789,207		124,205,641

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00~ 0.88		44,631		40,778
Passbook deposits	0.09		868,285		787,798
Notice deposits	0.00~ 0.18		331		410
Temporary deposits	—		1,142		1,049

			914,389		830,035

Time deposits and savings deposits
Time deposits	0.99		1,224,954		642,039
Others	0.00~4.50		3,673		3,299

			1,228,627		645,338

Total deposits in foreign currencies			2,143,016		1,475,373

Certificates of deposit	3.20~3.30		7,174,805		6,499,258

		(Won)	130,107,028	(Won)	132,180,272

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of deposits as of September 30, 2004 are as follows:

(in millions of Korean won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	67,717,358	(Won)	1,713,024	(Won)	4,524,530	(Won)	73,954,912
Due after 3 months through 6 months		14,406,757		330,501		2,001,835		16,739,093
Due after 6 months through 1 year		27,399,718		92,408		648,440		28,140,566
Due after 1 year through 2 years		6,457,294		6,339		—		6,463,633
Due after 2 years through 3 years		2,861,530		744		—		2,862,274
Due after 3 years through 4 years		365,957		—		—		365,957
Due after 4 years through 5 years		85,859		—		—		85,859
Thereafter		1,494,734		—		—		1,494,734

	(Won)	120,789,207	(Won)	2,143,016	(Won)	7,174,805	(Won)	130,107,028

10. Borrowings

Borrowings as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) September 30, 2004	2004		2003
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	834,421	(Won)	992,433
Borrowings from the Korean government	0.00~8.00		718,754		920,589
Borrowings from banking institutions	3.48~6.00		174,557		253,822
Borrowings from National Housing Fund	8.00		3,201		8,553
Borrowings from other financial institutions	2.00~4.00		5,537		5,688
Other borrowings	1.98~7.00		1,164,933		1,173,284

			2,901,403		3,354,369

Borrowings in foreign currencies
Due to banks	—		23,520		189,976
Borrowings from domestic banks	0.06~5.80		1,562,956		2,360,652
Borrowings from other financial institutions	5.13		15,267		19,486
Borrowings from foreign banks	—		798,630		752,803

			2,400,373		3,322,917

Bonds sold under repurchase agreements
In won	2.50~3.40		3,719,602		3,613,505
In foreign currencies	—		—		9,651

			3,719,602		3,623,156

Bills sold	3.10~3.25		40,738		44,239

Due to the Bank of Korea in foreign currencies	—		3,673		12,608

Call money
In won	3.00~3.15		107,900		55,800
In foreign currencies	1.01~6.60		25,033		193,700
Inter-bank borrowings			1,464,870		296,011

			1,597,803		545,511

		(Won)	10,663,592	(Won)	10,902,800

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of borrowings as of September 30, 2004 are as follows:

(in millions of Korean won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	903,440	(Won)	621,422	(Won)	3,842,611	(Won)	5,367,473
Due after 3 months through 6 months		76,078		544,393		814,758		1,435,229
Due after 6 months through 1 year		162,345		591,584		704,053		1,457,982
Due after 1 year through 2 years		363,544		518,693		394		882,631
Due after 2 years through 3 years		360,122		41,267		—		401,389
Due after 3 years through 4 years		324,808		26,409		—		351,217
Due after 4 years through 5 years		260,496		56,605		—		317,101
Thereafter		450,570		—		—		450,570

	(Won)	2,901,403	(Won)	2,400,373	(Won)	5,361,816	(Won)	10,663,592

11. Debentures

Debentures as of September 30, 2004 and December 31, 2003 include:

(in millions of Korean won)		Annual Interest (%) September 30, 2004	2004		2003
In Won	Hybrid debentures[1]	6.00~7.00	(Won)	903,668	(Won)	903,668
	Subordinated fixed rate debentures	5.12~15.66		5,331,286		4,896,072
	KCC[2] subordinated fixed rate debentures	7.10~ 8.00		205,000		205,000
	KCC[2] fixed rate debentures	5.43~7.80		1,050,000		2,895,000
	KCC[2] floating rate debentures	0.91~8.48		820,000		870,000
	Floating rates debentures	3.43~8.71		12,524,067		8,609,663

				20,834,021		18,379,403
	Discounts on debentures			(183,251)		(83,443)

				20,650,770		18,295,960

In foreign currencies	Floating rates debentures	0.78~2.13		121,575		196,211
	Fixed rates debentures	2.73~4.63		581,885		613,549
	KCC[2] floating rate debentures	2.46~2.56		75,417		78,695

				778,877		888,455
	Premiums on debentures			7,541		9,639
	Discounts on debentures			(1,044)		(1,473)

				785,374		896,621

			(Won)	21,436,144	(Won)	19,192,581

[1]	The hybrid debentures are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are superior to common stock but subordinate to other subordinated debentures.

[2]	Kookmin Credit Card Co., Ltd.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, subordinated debentures and hybrid debentures consist of the following:

(in millions of Korean won)
Type	Issue Date	Amount		Annual Interest (%)	Maturity
Subordinated fixed rate	98.01.27 ~ 98.11.15		147,668	12.87 ~ 15.66	03.01.27 ~ 09.11.15
debentures	2000.03.27		200,000	9.65	2005.03.27
	2000.06.28		253,975	9.04 ~ 9.10	2006.01.28
	2000.09.27		300,000	8.99	2006.01.27
	2000.09.28		150,000	8.79 ~ 8.85	2006.01.28
	2000.11.28		100,000	8.65 ~ 8.71	2006.02.28
	2000.11.28		150,721	9.57 ~ 9.65	2010.11.28
	2000.11.28		11,330	9.65	2010.12.28
	2000.12.27		200,000	8.71	2006.01.27
	2001.05.28		200,000	7.60 ~ 7.65	2007.02.28
	2001.06.27		160,000	7.68	2008.03.27
	2001.06.27		217,529	7.86	2009.03.27
	2001.08.28		100,000	6.69 ~ 6.73	2007.08.28
	2001.09.28		150,000	6.69 ~ 6.73	2008.03.28
	2002.03.27		241,684	7.06 ~ 7.10	2008.01.27
	2002.07.27		302,399	6.96 ~ 7.00	2008.01.27
	2002.09.27		257,363	6.27 ~ 6.30	2008.03.27
	2002.09.27		150,000	6.51 ~ 6.55	2010.03.27
	2002.09.27		92,637	6.66 ~ 6.70	2013.03.27
	2002.11.27		400,673	6.07 ~ 6.10	2008.05.27
	2002.11.27		57,846	6.27 ~ 6.30	2010.05.27
	2002.11.27		100,256	6.51 ~ 6.55	2013.05.27
	2002.12.18		110,000	8.00	2008.01.18
	2002.12.27		10,000	6.20	2008.06.27
	2002.12.27		90,000	6.40	2010.06.27
	2002.12.27		50,000	6.65	2013.06.27
	2002.12.27		30,370	6.55	2014.12.27
	2003.01.21		50,000	7.65	2008.02.21
	2003.03.10		45,000	7.10	2008.04.10
	2003.10.27		356,561	5.18 ~ 5.20	2009.01.27
	2003.10.27		88,769	5.33 ~ 5.35	2011.01.27
	2003.10.27		3,721	5.58 ~ 5.60	2014.01.27
	2004.02.27		636,798	5.65 ~ 5.68	2009.08.27
	2004.02.27		22,895	5.84 ~ 5.87	2011.08.27
	2004.02.27		40,307	6.13 ~ 6.16	2014.08.27
	2004.09.30		57,784	5.12	2018.12.30

			5,536,286

Hybrid debentures	2003.06.27		105,145	6.00	2033.06.27
	2003.08.27		533,355	7.00	2033.08.27
	2003.10.27		265,168	6.80	2033.10.27

			903,668

		(Won)	6,439,954

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of debentures as of September 30, 2004 are as follows:

	In Won		In Foreign Currencies		Total
(in millions of Korean won)
Due in 3 months or less	(Won)	1,864,874	(Won)	9,183	(Won)	1,874,057
Due after 3 months through 6 months		1,835,776		17,663		1,853,439
Due after 6 months through 1 year		6,741,379		—		6,741,379
Due after 1 year through 2 years		4,725,083		66,234		4,791,317
Due after 2 years through 3 years		428,742		79,249		507,991
Due after 3 years through 4 years		2,023,603		583,590		2,607,193
Due after 4 years through 5 years		1,217,360		22,958		1,240,318
Thereafter		1,997,204		—		1,997,204

	(Won)	20,834,021	(Won)	778,877	(Won)	21,612,898

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the nine-month period ended September 30, 2004 are as follows:

	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
(in millions of Korean won)
Accrued retirement benefits	(Won)	71,083	(Won)	81,200	(Won)	19,695	(Won)	132,588
Contributed retirement benefits		163,349		—		14,760		148,589

Total accrued retirement benefits		234,432		81,200		34,455		281,177
Contribution to pension funds		(163,349)		—		(14,760)		(148,589)

	(Won)	71,083	(Won)	81,200	(Won)	19,695	(Won)	132,588

As of September 30, 2004, approximately 52.85% of total accrued retirement benefits is contributed to pension funds, over which the Bank’s employees hold the right of payment and is placed at two insurance companies, including Korea Life Insurance Co., Ltd. The total retirement benefits paid for the nine-month period ended September 30, 2004 amount to (Won)84,474 million, including the additional early retirement benefits paid in February 2004 to 459 employees amounting to (Won)50,029 million.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

13. Other Liabilities

Other liabilities as of September 30, 2004 and 2003 consist of:

	2004		2003
(in millions of Korean won)
Accrued retirement benefits (Note 12)	(Won)	132,588	(Won)	71,083
Allowance for losses on guarantees and acceptances (Note 14)		908		1,074
Due to trust accounts		1,173,968		3,983,295
Accounts payable		4,546,210		1,886,446
Accrued expenses		4,308,072		4,418,940
Advances from customers		430,368		109,675
Unearned income		115,095		130,778
Withholding taxes		49,455		123,455
Guarantee deposits received		121,869		120,437
Derivative liabilities (Note 15)		970,636		686,271
Unsettled domestic exchange liabilities		1,289,478		400,445
Accounts for agency business		386,169		364,783
Other allowances[1]		505,222		890,320
Liabilities incurred by agency relationship		682,999		315,241
Others		263,315		130,182

	(Won)	14,976,352	(Won)	13,632,425

[1]	Other allowances are as follows:

(in millions of Korean won)
Allowances for	Amounts		Remarks
Suspense receivables	(Won)	8,547	Allowances for frauds/accidents and litigation fee
Loss on branch closure		255	Allowances for closure of the Buenos Aires branch
Uncollected leasehold deposits		10,531	Allowances for uncollected leasehold deposits
Credit card receivables		46,125	Allowances for unused cash advance credit lines
Mileage rewards		47,791	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		22,860	Allowances for credit card claimed assets
Credit commitments to SPC		363,754	Allowances for the credit line commitment to SPC (Note 16)
Securitization allowances		89	Allowances for repurchase obligations from asset securitization (Note 16)
KAMCO loans sold		627	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Master Card share agreement		3,185	Allowances for the share settlement provision for Master Card shares
Allowances for tax deficiencies		458	Allowances for tax deficiencies (Note 16)
Others		1,000	Allowances for time deposits of Hansol Mutual Savings & Finance Co., Ltd.

	(Won)	505,222

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

14. Guarantees and Acceptances

Guarantees and acceptances as of September 30, 2004 are summarized as follows:

(in millions of Korean won)	Amount
Guarantees and acceptances outstanding
In Won
Guarantees on debentures	(Won)	480
Guarantees on loan collateral		29,307
Others		258,122

		287,909

In Foreign Currencies
Acceptances on letters of credit		99,713
Acceptances for letters of guarantee for importers		55,556
Guarantees for performance of contracts		24,413
Guarantees for bids		2,671
Guarantees for borrowings		27,842
Guarantees for repayment of advances		21,576
Others		288,534

		520,305

		808,214

Contingent guarantees and acceptances
Letters of credit		1,388,146
Others		381,174

		1,769,320

	(Won)	2,577,534

As of September 30, 2004, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Korean won)
Guarantees and Acceptances Outstanding			Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
In Won	Balance		(Won)	274,914	(Won)	10,953	(Won)	1,942	(Won)	100	(Won)	—	(Won)	287,909
	Allowance			—		—		389		50		—		439

	Ratio	(%)		—		—		20.03		50.00		—		0.15

Foreign Currencies	Balance			505,731		13,821		505		44		204		520,305
	Allowance			—		—		243		22		204		469

	Ratio	(%)		—		—		48.12		50.00		100.00		0.09

Total	Balance		(Won)	780,645	(Won)	24,774	(Won)	2,447	(Won)	144	(Won)	204	(Won)	808,214
	Allowance			—		—		632		72		204		908

	Ratio	(%)		—		—		25.83		50.00		100.00		0.11

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

For the nine-month period ended September 30, 2004, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Korean won)
Beginning balance	(Won)	1,074
Reversal of losses from guarantees and acceptances		(129)
Changes in foreign exchange rates		(37)

Ending balance	(Won)	908

The guarantees and acceptances risk concentration by country as of September 30, 2004 are as follows:

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
(in millions of Korean won)	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	762,297	94.32	(Won)	1,769,320	100.00	(Won)	2,531,617	98.22
USA		45,917	5.68		—	—		45,917	1.78

	(Won)	808,214	100.00	(Won)	1,769,320	100.00	(Won)	2,577,534	100.00

The guarantees and acceptances risk concentration by industry as of September 30, 2004 are as follows:

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
(in millions of Korean won)	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	284,048	35.15	(Won)	1,224,003	69.18	(Won)	1,508,051	58.51
Service		386,118	47.77		499,335	28.22		885,453	34.35
Finance		46,332	5.73		1,234	0.07		47,566	1.85
Others		91,716	11.35		44,748	2.53		136,464	5.29

	(Won)	808,214	100.00	(Won)	1,769,320	100.00	(Won)	2,577,534	100.00

15. Derivatives

The Bank’s derivative instruments are divided into hedge derivatives and trading derivatives, based on the nature of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in the current operations, or where the hedged item cannot be specifically identified

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly consist of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The notional amounts outstanding for derivative contracts as of September 30, 2004 and December 31, 2003 are as follows:

	2004						2003
(in millions of Korean won)	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	675,873	(Won)	—	(Won)	675,873	(Won)	519,665	(Won)	—	(Won)	519,665
Swap		29,888,027		573,950		30,461,977		26,773,100		598,900		27,372,000
Option		1,124,000		—		1,124,000		2,340,000		—		2,340,000

		31,687,900		573,950		32,261,850		29,632,765		598,900		30,231,665

Currency related
Forward		55,008,301		—		55,008,301		25,870,850		—		25,870,850
Future		1,883,073		—		1,883,073		967,823		—		967,823
Swap		4,653,629		—		4,653,629		4,136,776		—		4,136,776
Option bought		281,501		—		281,501		28,148		—		28,148
Option sold		249,383		—		249,383		81,450		—		81,450

		62,075,887		—		62,075,887		31,085,047		—		31,085,047

Stock related
Future		18,891		—		18,891		—		—		—
Option bought		2,047,028		—		2,047,028		1,964,870		—		1,964,870
Option sold		1,943,537		—		1,943,537		1,954,093		—		1,954,093

		4,009,456		—		4,009,456		3,918,963		—		3,918,963

	(Won)	97,773,243	(Won)	573,950	(Won)	98,347,193	(Won)	64,636,775	(Won)	598,900	(Won)	65,235,675

Gains and losses on derivatives for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)
Gain on derivatives
Gain on derivative transactions	(Won)	2,049,392
Gain on valuation of derivatives		786,141
Gain on fair value hedged items		2,838

	(Won)	2,838,371

Loss on derivatives
Loss on derivative transactions	(Won)	2,008,046
Loss on valuation of derivatives		761,926
Loss on fair value hedged items		691

	(Won)	2,770,663

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Gains and losses on derivatives for the nine-month period ended September 30, 2004 are as follows:

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
(in millions of Korean won)
Interest related
-Option	(Won)	7,390	(Won)	—	(Won)	7,390	(Won)	9,592	(Won)	—	(Won)	9,592	(Won)	6,629	(Won)	15,132
-Swap		254,638		691		255,329		236,126		2,838		238,964		279,290		343,105

		262,028		691		262,719		245,718		2,838		248,556		285,919		358,237

Currency related
-Forward		358,291		—		358,291		385,338		—		385,338		349,390		387,668
-Option bought		151		—		151		1,282		—		1,282		1,284		1,232
-Option sold		777		—		777		225		—		225		5		1,455
-Swap		142,469		—		142,469		102,044		—		102,044		334,065		152,292

		501,688		—		501,688		488,889		—		488,889		684,744		542,647

Stock related
-Option bought		2,833		—		2,833		21,261		—		21,261		90,945		—
-Option sold		18,901		—		18,901		3,220		—		3,220		—		69,752

		21,734		—		21,734		24,481		—		24,481		90,945		69,752

	(Won)	785,450	(Won)	691	(Won)	786,141	(Won)	759,088	(Won)	2,838	(Won)	761,926	(Won)	1,061,608	(Won)	970,636

16. Commitments and Contingencies

As of September 30, 2004, the Bank faces 193 pending legal actions involving aggregate amount of damages of (Won)313,444 million. On the other hand, the Bank also filed 222 lawsuits, which are still pending, with an aggregate amount of claims of (Won)129,370 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

Details of the pending material legal actions charged against the Bank are as follows:

			Results
(in millions of Korean Won)	Exposure to possible loss		1st trial	2nd trial		3rd trial
Details
Cancellation of a registered mortgage (3 cases)	(Won)	4,399	closed [1]	in progress		in progress
Confirmation of obligations		14,603	closed [1]	closed[1]	*	in progress
Indemnification for damage etc.		14,196	closed [1]	in progress		in progress

[1]	The Bank partially won the case.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold in 1999, if they declare bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. declared bankruptcy in 2001 and is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of September 30, 2004, despite the fact that Resolution and Finance Corp., a subsidiary of KDIC, has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of September 30, 2004, the Bank has entered into commitments to provide a credit line of (Won)5,521,781 million, and to purchase commercial papers amounting to (Won)520,000 million, with several special purpose companies. Commitments to provide a credit line and to purchase commercial paper with a one year term amounted to (Won)123,500 million and (Won)466,000 million, respectively. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

As of September 30, 2004, loans outstanding under the credit line commitment amounted to (Won)162,151 million, and there is no outstanding balance for commercial papers under the purchase commitment. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of September 30, 2004, the Bank provided (Won)363,754 million in other allowances for its expected losses related to these commitments.

Pursuant to its asset securitization plans, the Bank has an outstanding obligation to indemnify for losses on the loans sold to Jooeun 2nd-ABS Specialty Co., Ltd. with a ceiling of (Won)36,957 million. As of September 30, 2004, the Bank provided (Won)89 million in other allowances for its expected losses related to the commitments to Jooeun 2nd-ABS Specialty Co., Ltd.

As of September 30, 2004, post settlements on the loan sales transactions with Korea Asset Management Corporation (“KAMCO”) have been completed. Accordingly, the Bank provided allowances of (Won)627 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)3,181 million.

The Bank has an off-shore loan commitment, limited to US$ 30,738 thousand. The loan balance under the commitment as of September 30, 2004 is US$ 23,282 thousand.

As of March 30, 2004, the Bank recognized loss on sale of loans of (Won)186,666 million for loans sold to FN Star 3rd Securitization Specialty Co., Ltd. that amounts to (Won)1,032,297 million.

As of June 17, 2004, the Bank recognized gain on sale of loans of (Won)21,450 million for loans sold to KB 2cd Securitization Specialty Co., Ltd. that amounts to(Won) 606,850 million.

As of June 30, 2004, the Bank recognized loss on sale of loans of (Won)324,445 million for loans sold to Jinheung Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)1,074,110 million.

As of September 30, 2004, the Bank recognized loss on sale of loans of 353,333 million for loans sold to Hyundai Swiss Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)430,240 million.

As of December 31, 2003, the Bank provided (Won)142,021 million as allowances for tax deficiencies resulting from the tax investigations by the National Tax Administration (“NTA”) for the fiscal years 1998 to 2001. In the current period, the NTA assessed the Bank (Won)123,310 million in tax deficiencies, wherein the Bank actually paid (Won)122,852 million and subsequently recording the difference between the accrued assessment and the actual assessment paid of (Won)18,711 million as non-operating income. As of September 30, 2004, the unpaid tax deficiencies of (Won)458 million still remain under other allowances.

As of September 30, 2004, the Bank still holds (Won)5,741,033 million in unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law. This amount, however, has been written off. Also, as of September 30, 2004, the Bank holds endorsed bills amounting to (Won)6,647 million.

As of September 30, 2004, the Bank recorded receivables amounting to (Won)3,705,626 million, and payables amounting to (Won)3,703,942 million for unsettled foreign currency spot transactions.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The Bank entered into an alliance with Koram Bank, Woori Credit Card, Citibank and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such business operation.

As of September 30, 2004, the Bank has provided one blank promissory note to Korea Securities Finance Corporation as collateral for borrowings and other obligations.

In accordance with the November 24, 2003 agreement with the creditors’ committee of LG Card Co., Ltd.(‘LG Card’), which is experiencing a financial crisis, the Bank provided the said company loans totaling (Won)437,000 million. And on January 9, 2004, the Bank agreed to also provide additional loans of (Won) 205,900 million, a debt-equity swap of (Won) 518,600 million, and an extension of maturities of loans maturing in 2004. On February 13, 2004, the Bank executed a debt-equity swap with LG Card for (Won)156,350 million for loans amounting to (Won)145,950 million and corporate debt securities amounting to (Won)10,400 million. After the capital reduction in May 2004 at a rate of 43.4:1, a second debt-equity swap was executed in July 28, 2004 amounting to (Won)362,250 million for loans of (Won)348,364 million and corporate debt securities of (Won)13,886 million. As of September 30, 2004, the Bank’s total exposure related to LG Card includes loans and debt-equity swapped equity securities amounting to (Won)342,300 million and (Won)177,834 million, respectively. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying non-consolidated financial statements.

As of September 30, 2004, the Banks holds debt securities issued by domestic credit card companies and capital companies related to these assets amounting to (Won)201,538 million. Currently, debt securities issued by domestic credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

17. Capital Stock

As of September 30, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. ING Insurance International B.V. owns 4.06% of the total issued shares. As of September 30, 2004, 46,744,257 common shares, equivalent to 13.90% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares, and one new Bank share for an H&CB share. The new shares were listed on the Korea Stock Exchange as of November 9, 2001. Further, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

18. Capital Surplus

The movements in capital surplus for the nine -month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229

	(Won)	6,230,738	(Won)	—	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

19. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for the payment of cash dividends but may be transferred to capital stock by an appropriate resolution of the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate approval of the Bank’s shareholders.

Under the guidance provided by Financial Supervisory Services, the Company is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried over accumulated deficit, until its capital adequacy ratio equals 5.5%. As of September 30, 2004, the Bank has no reserve for improvement of financial structure.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement was no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

20. Capital Adjustments

The movements in capital adjustments for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Increase/ Decrease		Disposal/ Realization [1]		Ending Balance
Treasury stock	(Won)	(1,328,312)	(Won)	—	(Won)	(3,852)	(Won)	(1,324,460)
Unrealized gain on available-for-sale securities		137,987		218,317		65,413		290,891
Unrealized gain on investment in associates		4,624		(285)		(80)		4,419
Stock options		26,211		3,223		1,189		28,245
Loss on disposal of treasury stock		(749)		(228)		—		(977)

	(Won)	(1,160,239)	(Won)	221,027	(Won)	62,670	(Won)	(1,001,882)

[1]	Changes in foreign exchange rates from capital adjustments are included.

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased three million shares of treasury stock under the said plan. On December 26, 2003, the Bank contributed one million shares to the Employee Stock Ownership Association.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.90% the total common stock issued as treasury stock as of September 30, 2004.

21. Employee Stock Options

As of September 30, 2004, the stock options granted to the Bank’s executives and chief executive officer are as follows:

	Grant Date	Shares Granted	Forfeiture	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	42,680	69,849	(Won)	23,469	03.03.19 - 05.03.18
Series 2	01.03.15	214,975	16,882	20,464	177,629		28,027	04.03.16 - 09.03.15
Series 3	98.10.31	400,000	—	390,000	10,000		5,000	01.11.01 - 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 - 05.02.27
Series 5	00.02.28	267,000	65,218	34,963	166,819		27,600	03.03.01 - 06.02.28
Series 6	01.03.24	111,000	38,624	10,216	62,160		25,100	04.03.25 - 07.03.24
Series 7[1] [2]	01.11.16	850,000	200,000	—	650,000		51,200	04.11.17 - 09.11.16
Series 8-1[2]	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 - 10.03.22
Series 8-2[3]	02.03.22	490,000	166,466	—	323,534		57,100	05.03.23 - 10.03.22
Series 9[3]	02.07.26	30,000	—	—	30,000		58,800	05.07.27 - 10.07.26
Series 10-1[2]	03.03.21	140,000	29,947	—	110,053		41,646	06.03.22 - 11.03.21
Series 10-1[3]	03.03.21	180,000	64,090	—	115,910		35,500	06.03.22 - 11.03.21
Series 11[3]	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 - 11.08.27
Series 12[3]	04.02.09	85,000	—	—	85,000		46,100	07.02.10 - 12.02.09
Series 13-1[2]	04.03.23	20,000	—	—	20,000		47,200	07.03.22 - 12.03.23
Series 13-1[3]	04.03.23	10,000	—	—	10,000		47,200	07.03.22 - 12.03.23
Increase due to merger-1[4]	01.03.22	22,146	—	—	22,146		71,538	04.03.23 - 11.03.22
Increase due to merger-22 [4]	02.03.29	9,990	—	—	9,990		129,100	04.03.30 - 11.03.29

[1]	The stock options excluded the 200,000 shares, which were to be additionally granted if the three-month weighted average stock price of the Bank prior to the exercise period is higher than that of any other listed banks and the Bank achieves total market value and ROE target, due to failure of target achievement.

[2]	The exercise prices are based on the increase rate of the stock price index in the banking industry.

[3]	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. The number of shares is calculated under the assumption that the performance-based stock options have been fully granted.

[4]	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise prices and number of shares have been adjusted in proportion to the merger ratio.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

	Stock price as of grant date (Won)		Risk free interest rate [1] (%)	Expected exercise period (years) [2]	Volatility of underlying stock price [3] (%)	Expected dividend rate [4] (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 4[5]		33,750	4.74	0.33	73.30	1.93		19,850
Series 5[5]		33,750	4.74	1.33	73.30	1.93		13,320
Series 6[5]		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,496
Series 8-2		58,000	6.14	3.00	53.56	—		24,496
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		12,073
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Series 12		47,000	4.90	3.00	42.74	—		16,430
Series 13-1		45,900	4.67	3.00	42.74	—		15,121
Series 13-2		45,900	4.67	3.00	42.74	—		15,121
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

[1]	Interest rate of government bonds as of grant date.

[2]	The average of vesting period and exercise period was applied for series 1 and 2. Vesting period was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.

[3]	Annualized stock volatility for the past one-year period before the grant date was applied for series 1-2, and the average of stock volatility of banking industries and the Bank was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.

[4]	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.

[5]	Compensation costs were recalculated to reflect the effects of merger with H&CB.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The compensation costs to be recognized in the future as of September 30, 2004, are as follows:

	Compensation cost recognized						Compensation cost to be recognized
	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total		Total compensation cost
(in millions of Korean won)
Series 1	(Won)	883	(Won)	—	(Won)	883	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	883
Series 2		2,603		237		2,840		—		—		—		—		2,840
Series 3		14		—		14		—		—		—		—		14
Series 5		2,222		—		2,222		—		—		—		—		2,222
Series 6		975		89		1,064		—		—		—		—		1,064
Series 7		10,840		434		11,274		663		—		—		663		11,937
Series 8-1		604		259		863		172		—		—		172		1,035
Series 8-2		5,297		1,308		6,605		1,321		—		—		1,321		7,926
Series 9		246		130		376		144		—		—		144		520
Series 10-1		426		237		663		443		221		—		664		1,328
Series 10-2		633		182		815		544		272		—		816		1,631
Series 11		50		(23)		27		26		23		—		49		76
Series 12		—		272		272		466		466		194		1,126		1,398
Series 13-1		—		50		50		101		101		50		252		302
Series 13-2		—		25		25		50		50		25		125		150
Increase due to merger-1		171		16		187		—		—		—		—		187
Increase due to merger-2		57		8		65		—		—		—		—		65

	(Won)	25,021	(Won)	3,224	(Won)	28,245	(Won)	3,930	(Won)	1,133	(Won)	269	(Won)	5,332	(Won)	33,578

As of September 30, 2004, the weighted average exercise price per stock option granted is (Won)44,951 and the weighted average compensation cost per stock option granted is (Won)17,576.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

22. Other Non-Interest Income (Expenses)

Other non-interest income and expenses for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	111,369
- Unrealized gain on trading securities		42,442
- Income from beneficiary certificates		219,404
- Gain on trust management		92,119
- Gain on valuation of derivatives		786,141
- Gain on fair value hedged items		2,838
- Others		42,188

	(Won)	1,296,501

Other non-interest expenses
- Realized loss on trading securities	(Won)	61,490
- Contributions to special funds		135,481
- Loss on valuation of derivatives		761,926
- Others		235,675

	(Won)	1,194,572

23. General and Administrative Expenses

General and administrative expenses for the nine-month period September 30, 2004 are as follows:

(in millions of Korean won)	Amount
Salaries and wages	(Won)	858,949
Retirement benefits (Note 12)		81,200
Other employee benefits		237,491
Rent		57,000
Depreciation		242,364
Amortization		61,677
Taxes and dues		89,019
Advertising		26,638
Ordinary Research and Development		94,139
Fees and commissions		67,003
Others		150,719

	(Won)	1,966,199

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Amount
Non-operating income
- Gain on disposal of fixed assets	(Won)	1,861
- Rent income		2,264
- Unrealized gain on investment in associates		10,089
- Realized gain on available-for-sale securities		104,082
- Realized gain on held-to-maturity securities		1,509
- Realized gain on investment in associates		79
- Reversal of impairment loss on tangible assets		3,281
- Gain on sale of loans		23,770
- Others		104,985

		251,920

Non-operating expenses
- Loss on disposal of fixed assets		2,368
- Loss on impairment loss on tangible assets		19,384
- Realized loss on available-for-sale securities		22,875
- Realized loss on held-to-maturity securities		—
- Impairment loss on available-for-sale securities		55,058
- Early retirement benefits		50,029
- Loss on sale of loans		864,609
- Others		93,892

		1,108,215

	(Won)	(856,295)

25. Income Tax Expense

Income tax expense for the nine-month period ended September 30, 2004 is as follows:

(in millions of Korean won)	2004
Income tax payable	(Won)	100,446
Deferred income taxes from temporary differences		155,986
Retained earnings and other capital surplus adjustments [1]		62,767

Income tax expense	(Won)	319,199

[1]	Income tax effect from the change in retained earnings from loss on disposal of treasury stock.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the years ended December 31, 2002 and 2003. However, due to tax adjustments, the effective tax rate for the nine-month period ended September 30, 2004 is 31.87%. The statutory income tax rate of 29.7% is applied for deferred income tax assets (liabilities) that will be realized before 2005 while the statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005, reflecting the 2% corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Korean won)	2004
Net income before income taxes	(Won)	1,001,708

Income tax expense based on the effective tax rate		297,497
Tax effects on adjustments
Adjustments to increase taxable income		64,801
Adjustments to decrease taxable income		(45,913)
Discount effect		2,814

Income tax benefit per statements of operations	(Won)	319,199

The significant changes in accumulated temporary differences and deferred income taxes for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Beginning balance		Increase		Decrease		Ending balance		Deferred tax asset (liability)
Allowance for loan losses	(Won)	299,023	(Won)	301,038	(Won)	234,014	(Won)	366,047	(Won)	104,283
Accrued interest		(349,435)		(240,428)		(308,068)		(281,795)		(77,494)
Unrealized loss on securities		762,266		308,460		555,602		515,124		141,659
Unrealized loss on derivatives		(35,045)		20,395		(23,924)		9,274		2,550
Present value discounts		14,774		5,729		14,774		5,729		1,576
Allowance for losses on guarantees and acceptances		1,074		908		1,074		908		250
Accrued severance benefits		—		20,117		—		20,117		5,532
Stock options		26,211		28,245		26,211		28,245		7,768
Loss on fair value hedges		(1,502)		(2,148)		—		(3,650)		(1,004)
Accumulated depreciation		8,313		92		3,176		5,229		1,438
Other allowances		505,372		504,764		505,372		504,764		143,500
Others		104,471		27,817		(21,580)		153,868		42,313
Net operating loss carry-forward		567,825		—		567,825		—		—

	(Won)	1,903,347	(Won)	974,989	(Won)	1,554,476	(Won)	1,323,860	(Won)	372,371

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

26. Earnings Per Share

The weighted average numbers of common shares outstanding for the nine-month period ended September 30, six-month period ended June 30, 2004 and three-month period ended March 31, 2004 are calculated as follows:

	2004.9.30	2004.6.30	2004.3.31
Number of common shares outstanding-beginning balance	336,379,116	336,379,116	336,379,116
Weighted average number of shares of treasury stock	(29,961,429)	(29,977,371)	(30,002,382)

Weighted average number of common shares outstanding	306,417,687	306,401,745	306,376,734

Details of the computation of the basic earnings per share (“EPS”) and basic ordinary income per share for the nine-month period ended September 30, six-month period ended June 30, 2004 and three-month period ended March 31, 2004 are shown below.

	2004.9.30		2004.6.30		2004.3.31
Net income (in millions of Korean won)	(Won)	682,509	(Won)	307,561	(Won)	151,258
Weighted average number of common shares outstanding		306,417,687		306,401,745		306,376,734

Basic earnings per share and basic ordinary income per share (in won)	(Won)	2,227	(Won)	1,004	(Won)	494

Details of the computation of the diluted EPS and diluted ordinary income per share for the nine-month period ended September 30, six-month period ended June 30, 2004 and three-month period ended March 31, 2004 are shown below.

	2004.9.30		2004.6.30		2004.3.31
Net income (in millions of Korean won)	(Won)	682,509	(Won)	307,561	(Won)	151,258
Weighted average number of common shares outstanding		306,512,245		306,518,191		306,376,734

Diluted earnings per share and ordinary income per share (in won)	(Won)	2,227	(Won)	1,003	(Won)	494

Potential common shares as of September 30, 2004 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2012.03.23	1,910,428	(Won)5,000 -(Won)129,100

As discussed in Note 36, the restated net loss and basic loss per share for the year ended December 31, 2003 were (Won)930,356 million and (Won)2,854, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

27. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of September 30, 2004 are the following :

	Total Balances			Major Denomination Currencies
	Millions of Korean Won		Thousands of US Dollars[1]	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	139,945	$121,914	$55,177	€19,394	¥3,327,095
Due from banks		631,945	550,522	503,593	4,779	4,396,326
Securities		1,179,666	1,027,673	850,356	3,119	4,685,984
Loans in foreign currencies		4,190,859	3,650,892	2,705,753	100,018	82,716,189
Bills bought		527,635	459,652	429,724	17,934	434,706
Advances payments on acceptances and guarantees		—	—	—	—	—
Call loans		344,061	299,737	279,500	1,700	80,619
Liabilities
Deposits		2,143,016	1,866,902	847,996	28,504	97,264,514
Borrowings		2,400,373	2,091,099	1,526,246	69,690	48,293,104
Due to Bank of Korea		3,673	3,200	3,200	—	—
Call money		25,033	21,808	—	9,000	—
Debentures		778,878	678,524	582,558	—	—
Unsettled foreign exchange liabilities		67,953	59,198	39,090	810	530,992

[1]	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

28. Transactions with Financial Institutions

The assets and liabilities arising from transactions with financial institutions for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	In Won	(Won)	4,446,922	(Won)	127,911	(Won)	140,000	(Won)	4,714,833
	In foreign currencies		67,923		558,406		5,616		631,945

		(Won)	4,514,845	(Won)	686,317	(Won)	145,616	(Won)	5,346,778

Loans	In Won	(Won)	—	(Won)	7,541	(Won)	825,703	(Won)	833,244
	In foreign currencies		—		1,242,814		42,819		1,285,633
	Others		2,000,000		3,496,537		241,963		5,738,500

		(Won)	2,000,000	(Won)	4,746,892	(Won)	1,110,485	(Won)	7,857,377

Deposits	In Won	(Won)	—	(Won)	1,239,599	(Won)	5,139,362	(Won)	6,378,961
	In foreign currencies		—		—		450,000		450,000

		(Won)	—	(Won)	1,239,599	(Won)	5,589,362	(Won)	6,828,961

Borrowings	In Won	(Won)	834,421	(Won)	174,557	(Won)	5,537	(Won)	1,014,515
	In foreign currencies		—		1,586,476		15,267		1,601,743
	Others		3,673		25,033		107,900		136,606

		(Won)	838,094	(Won)	1,786,066	(Won)	128,704	(Won)	2,752,864

Debentures	In Won	(Won)	—	(Won)	—	(Won)	146,900	(Won)	146,900
	In foreign currencies		—		778,877		—		778,877

		(Won)	—	(Won)	778,877	(Won)	146,900	(Won)	925,777

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

29. Related Party Transactions

Significant transactions with related parties for the nine-month period ended September 30, 2004 are as follows:

		Amount
(in millions of Korean won)	Account	Balances		Transactions
KB Investment Co., Ltd.	Deposits	(Won)	12,556	(Won)	(300)
	Other liabilities		265		—
KB Data Systems Co., Ltd.	Deposits		10,331		(312)
	Other assets		72		—
	Borrowings		1,100		(7)
	Other liabilities		4,688		(13,001)
KB Futures Co., Ltd.	Due from banks		1		1
	Other assets		7		—
	Deposits		4,359		(265)
	Borrowings		5,000		(70)
	Other liabilities		1,519		—
	Rent		—		61
	Commissions income		—		8
	Commissions expenses		—		(413)
KB Luxembourg S.A.	Due from banks		—		70
	Loans		—		254
	Borrowings		3,541		(166)
KB International Ltd.(London)	Due from banks		5,388		29
	Loans		223,841		2,028
	Other assets		581		637
	Borrowings		33,227		(155)
	Other liabilities		607		(1,564)
	Commissions expenses		—		(1,778)
Kookmin Finance H.K. Ltd.	Due from banks		676		54
	Loans		279,970		3,076
	Other assets		500		—
	Borrowings		10,492		(11)
	Commissions expenses		—		(1,545)
KB Asset Management	Deposits		22,596		(858)
	Other liabilities		299		—
KB Real Estate Co., Ltd.	Loans		38,282		1,543
	Deposits		1,735		(47)
	Other liabilities		1,753		—
	Other assets		42		—
	Rent		—		115
Jooeun Industrial Co., Ltd.	Loans		122,032		—
KB Credit Information Co., Ltd.	Deposits		11,625		(263)
	Other liabilities		6,640		—
	Commissions expenses		—		(23,311)

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

		Amount
(in millions of Korean won)	Account	Balances		Transactions
KB Life Insurance Co., Ltd.	Other assets	(Won)	2,500	(Won)	—
	Deposits		5,924		(21)
	Other liabilities		1,912		—
	Commissions income		—		8,794
	Rent				31

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities as of September 30, 2004 and the related interest income and interest expenses for the nine-month period then ended are as follows:

(in millions of Korean won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	3,651,811	(Won)	7,038	0.26
Securities		23,367,685		766,457	4.37
Loans		140,025,811		7,824,498	7.46

	(Won)	167,045,307	(Won)	8,597,993

Liabilities
Deposits	(Won)	130,225,666	(Won)	2,986,152	3.06
Borrowings		11,205,673		254,163	3.03
Debentures		18,274,273		818,822	5.99

	(Won)	159,705,612	(Won)	4,059,137

31. Operations of Trust Accounts

The summarized statement of assets and liabilities of trust accounts as of September 30, 2004 are categorized into principal or dividend guaranteed money trusts, performance money trusts and property trusts, as follows:

(in millions of Korean won)	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	2,891,265	(Won)	4,069,293	(Won)	1,014,989	(Won)	7,975,547
Loans		210,246		199,886		—		410,132
Receivables		—		—		11,791,961		11,791,961
Due from banking accounts		114,461		251,516		471,664		837,641
Present value discounts		(402)		—		—		(402)
Allowance for loan losses		(35,273)		(34,778)		—		(70,051)
Other assets		120,632		132,896		694,060		947,588

Total assets	(Won)	3,300,929	(Won)	4,618,813	(Won)	13,972,674	(Won)	21,892,416

Trusts	(Won)	2,989,410	(Won)	4,353,768	(Won)	13,795,274	(Won)	21,138,452
Reserves for future losses		52,685		2,726		—		55,411
Other liabilities		258,834		262,319		177,400		698,553

Total liabilities	(Won)	3,300,929	(Won)	4,618,813	(Won)	13,972,674	(Won)	21,892,416

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The Bank is liable as of September 30, 2004 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts:

(in millions of Korean won)	Book Value		Fair Value		Liability
Principal guaranteed money trusts	(Won)	3,193,597	(Won)	3,217,126	(Won)	—
Principal and dividend guaranteed money trusts		107,332		109,429		—

	(Won)	3,300,929	(Won)	3,326,555	(Won)	—

The key results of operations from transactions between bank accounts and trust accounts, excluding securities investment trust, for nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	80,406	Interest expense on borrowings from trust accounts	(Won)	30,229
Early withdrawal penalties		65

	(Won)	80,471		(Won)	30,229

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for every 1.688346 old shares of the Bank and 1 share of H&CB. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of 8,120,431 common shares by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares due to this transaction constituted 2.4% of total outstanding shares of the Bank as of September 30, 2003.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

34. Statement of Cash Flows

Cash and cash equivalents as of September 30, 2004 as presented in the non-consolidated statements of cash flows are as follows:

(in millions of Korean won)	Amount
Cash on hand	(Won)	3,023,458
Cash in foreign currencies		139,945
Due from banks in Won		4,718,122
Due from banks in foreign currencies		631,945

		8,513,470
Restricted deposits (Note 3)		(4,658,564)

	(Won)	3,854,906

Major transactions that do not involve cash inflows and cash outflows for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)	Amount
Unrealized gains on investment securities	(Won)	152,904
Write-off of loans		2,016,336
Increase in loan loss provision due to sales and repurchase of non-performing loans		628,661
Conversion of loans into equity securities		179,046

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

35. Business Segments

The following table shows the general information and the distribution of the Bank’s operations by business segment as of and for the nine-month period ended September 30, 2004:

(1) General information

Business Scope
(1) General information
Retail Banking	Operation of loans to individual, household and related to it
Corporate Banking	Operation of loans to corporate and related to it
Capital Markets Activities	Operation of funds and securities
Capital Card Operations	Operation of credit card and card loan
Others	Others

(2) Financial information

(in millions of Korean won)	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	82,284,042	(Won)	45,441,520	(Won)	6,712,267	(Won)	7,609,196	(Won)	—	(Won)	142,047,025
Securities		—		964,856		22,498,804		—		1,239,806		24,703,466
Fixed assets		1,638,305		139,231		7,934		51,529		990,778		2,827,777
Other assets		2,262,125		211,080		9,395,645		44,784		4,771,158		16,684,792

Total assets	(Won)	86,184,472	(Won)	46,756,687	(Won)	38,614,650	(Won)	7,705,509	(Won)	7,001,742	(Won)	186,263,060

Operating revenue	(Won)	4,593,824	(Won)	2,517,180	(Won)	3,530,422	(Won)	2,046,854	(Won)	1,178,065	(Won)	13,866,345

The following table shows the general information and the distribution of the Bank’s operations by geographical market as of and for the nine-month period ended September 30, 2004:

(1) General information

The Bank’s operations consist of domestic operations and overseas operations.

(2) Financial information

(in millions of Korean won)	Domestic		Overseas		Total
Loans	(Won)	141,590,767	(Won)	456,258	(Won)	142,047,025
Securities		24,700,821		2,645		24,703,466
Fixed assets		2,824,698		3,079		2,827,777
Other assets		16,114,877		569,915		16,684,792

Total assets	(Won)	185,231,163	(Won)	1,031,897	(Won)	186,263,060

Operating revenue	(Won)	13,828,443	(Won)	37,902	(Won)	13,866,345

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

36. Results of Securities and Futures Commission (SFC)’s investigation and Restatement of prior periods’ financial statements

On of August 25, 2004, the Securities and Futures Commission’s (‘SFC’) announced the results of the investigation on Kookmin Bank’s accounting treatments related to acquisition of Kookmin Credit Card and other transactions.

(1) Results of Securities and Futures Commission’s investigation

Accounting treatment in relation to the acquisition of Kookmin Credit Card (‘KCC’)

As discussed earlier, the Bank merged with KCC in September 2003. Relative to the merger, for the nine-month period ended September 30, 2003, KCC failed to recognize an allowance on loan loss of (Won)1,266,405 million, which included other allowances of (Won)15,442 million, resulting in the overstatement of the its net income. Consequently, the Bank recognized an income from equity investments of (Won)211,202 million in proportion to its 74.2692% interest in KCC which recorded a net income of (Won)284,373 million for the same period. Regarding KCC’s under-recording of the allowance of loan loss of (Won)1,266,405 million and the additional allowance on loan losses due to the difference in accounting treatments on the Bank’s consolidated financial statements of (Won)389,980 million, both of which total (Won)1,656,385 million, these were subsequently recorded by the Bank as allowance on loan loss due to merger of (Won)1,652,264 million and impairment loss on investments available-for-sale of (Won)4,121 million. To comply with the SFC’s instructions, the Bank recorded equity loss on investments of (Won)1,018,982 million, proportionate to its 74.2692% interest in the sum of (Won)1,372,012, which is the total of KCC’s net loss of (Won)982,032 million and the additional allowance on loan loss due to merger of (Won)389,980 million; and deducted the minority interest of (Won)309,559 million from additional paid in capital.

Accounting treatment in relation to asset securitization

The Bank is currently offering credit lines to the KCC 16th Special Purpose Co., Ltd (‘SPC’) and FN Star 3rd SPC amounting to (Won)757,000 million (transferred value of (Won)1,243,000 million, transfer gain of (Won)488,000 million). However, the recovery rate of the assets transferred to the SPCs decreased dramatically between September 2003 and January 2004, before actual issuance of year-end financial status. As the present value of the underlying assets dropped below the SPCs liability amount, there is a high probability that the Bank would be liable to cover the difference up to the credit line limit. Even though the Bank could have reflected the probable contingency loss amount by estimating future cash flows based on the recovery rates available to the latest month and the fair valuation models used at the point of asset securitization, the Bank appropriated only (Won)133,376 million for the estimable contingency loss of (Won)346,533 million, underestimating other allowances (allowance for acceptances and guarantees outstanding) by (Won)213,157 million and overestimating net assets (underestimating net income) by the same amount.

Accounting treatment in relation to Special Purpose Co., Ltd. currency swap

In relation to the early redemption of asset-backed securities (‘ABS’) by KCC 10th Special Purpose Co., Ltd on September 18, 2003, a settlement loss of (Won)27,159 million was paid to ING Bank due to a decline in currency swap interest rate. Therefore, since KCC, the holder of the ABS, guaranteed the payment of the loss, KCC should have recognized the settlement payment as loss and the Bank should have recognized its equity share portion of (Won)20,171 million and the excess amount over minority interest of (Won)6,988 million as valuation loss using equity method. However, KCC recognized the swap settlement payment as asset, ABS advance payment, and the Bank accounted for the amount as offset liabilities, agency fee. As a result, the Bank underestimated the liability by (Won)27,159 million and overestimated net assets by the same amount.

(2) Restatement of Prior periods’ financial statements

To comply with SFC’s instructions, the Bank restated its financial statements as of and for the year ended December 31, 2003 regarding the understatement of other allowance and overstatement of valuation loss using equity method for the amount of (Won)213,157million and (Won)27,159 million, respectively, by reversing the underestimation of other allowance by (Won)213,157million in income statement for the year ended in December 31, 2003 and overestimation of valuation loss using equity method by (Won)27,159 million in income statement for the nine-month period ended in September 30, 2003. Therefore, the net income and retained earning before appropriation in the financial statements for the year ended in December 31, 2003 in the audit report dated March 3, 2004, were understated by (Won)177,008 million due to tax effect of the understatement of other allowance by (Won)213,157 million and the overstatement of valuation loss using equity method by (Won)27,159 million.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Although the Bank had originally reflected the overestimated valuation gain using equity method amount of (Won)27,159 million in the income statement for the period ended March 31, 2004 and underestimated other allowance amount of (Won)213,157 million in the income statement for the period ended June 30, 2004, SFC instructed restatement of prior year’s financial statements. Thus, the Bank reversed the loss incurred in the current year’s financial statements.

The balance sheet as December 31, 2003 and income statement for the nine-months period ended September 30, 2003 ,presented herein for comparative purposes, has been restated in accordance with above.

The following summarizes the adjustments made by the Bank and the effects on financial statements of December 31, 2003 and September 30, 2003 are as follows:

(in millions of Korean won)	Before Adjustments		After Adjustments
Balance sheet (2003.12.31)
Deferred income tax assets	(Won)	552,636	(Won)	615,944
Other allowances		647,393		860,550
Agency fee		337,624		364,783
Retained earnings		1,662,119		1,485,111
Income statement (2003.1.1-2003.12.31)
Valuation gain using equity method	(Won)	267,870	(Won)	240,711
Provision of other allowances		432,871		646,028
Income tax expense (revenue)		(393,096)		(456,404)

(in millions of Korean won)	Before Adjustments		After Adjustments
Balance sheet (2003.9.30)
Agency fee	(Won)	341,411	(Won)	368,570
Retained earnings		2,033,159		2,006,000
Income statement (2003.1.1-2003.9.30)
Valuation gain using equity method	(Won)	238,738	(Won)	211,579

The following shows the recomputed ordinary income, net income, ordinary income per share and net income per share as of and for the nine-month period ended September 30, 2003 and as of and for the year end of December 31, 2003:

	September 30, 2003				December 31, 2003
(in millions of Korean won)	Before Adjustments		After Adjustments		Before Adjustments		After Adjustments
Ordinary income	(Won)	(382,109)	(Won)	(409,268)	(Won)	(753,348)	(Won)	(930,356)
Net income		(382,109)		(409,268)		(753,348)		(930,356)
Ordinary income per share(in Won)		(1,175)		(1,259)		(2,311)		(2,854)
Net income per share(in won)		(1,175)		(1,259)		(2,311)		(2,854)

37. Subsequent Event

On of November 1, 2004, the current chief executive officer of the Bank, Mr. Kim Jung-Tae, will be replaced by Mr. Kang Jung-Won.

See Report of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank (Registrant)

Date: January 18, 2005	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Senior Executive Vice President & Chief Financial Officer